9/15

05013701

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: RHI AG

*CURRENT ADDRESS: Wienerbergstraße 11
A-1100 Vienna, Austria

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FILE NO. 82- 34964 FISCAL YEAR ______

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/20/06

RHI Group >> Half-year Report 2005



Key Figures RHI Group (according to IFRS)

in € million	**1st Half 2005**	2004	Change in %
Revenue	**711.0**	632.0	12.5
EBITDA	**88.1**	79.7	10.5
EBITDA margin (in %)	**12.4%**	12.6%	
EBIT	**62.0**	55.7	11.3
EBIT margin (in %)	**8.7%**	8.8%	
Profit before income taxes	**48.7**	39.0	24.9
Profit	**43.8**	18.1	142.0
Undiluted earnings per share (in €)	**1.78**	0.76	134.2
Cash flow from operating activities	**21.4**	25.2	-15.1
Employees	**8,549**	7,712	10.9

RHI

The RHI Group recorded a good business and earnings development in the second quarter of 2005, with both RHI divisions experiencing a positive development. RHI Refractories increased revenue by 11.0% worldwide in the reporting period, while Heraklith improved revenue by 35.2%, which was largely attributable to the consolidation of the companies Eurovek and Termo at February 1, 2005. In July 2005, Heraklith signed a contract regarding the complete takeover of the Slovenian company Eurovek d.d.o taking effect at the end of the year. With this transaction, Heraklith has completed the reorganization of the group as the leading supplier of know-how in and insulating materials made of stone wool in Central and Eastern Europe.

Overall, the RHI Group reported revenue in the amount of € 711.0 million in the first half of 2005 (previous year: € 632.0 million), an increase by 12.5%. RHI also increased earnings significantly on the previous year. EBITDA amounted to € 88.1 million (previous year: € 79.7 million); EBIT, at € 62.0 million (previous year: € 55,7 million), was up 11.3% on the previous year. Profit before income taxes increased by 25.0% to € 48.7 million (previous year: € 39.0 million) as a result of a once again improved financial result. The higher profit before income taxes and a further optimization of income taxes based on the use of loss carryforwards, which was already evident in the annual financial statements of 2004, led to a group profit of € 43.8 million (previous year: € 18.1 million) in the first half, up 142.0%.

Cash flow from operating activities, at € 21.4 million (previous year: € 25.2 million), fell short of the level of the previous year as more working capital was required to develop the refractories business in Asia, South America and Eastern Europe. Cash flow from investing activities, at € -18.4 million in the first half of 2005 (previous year: € -16.4 million), exceeded the figure of the previous year. Interest-bearing financial liabilities amounted to € 301.3 million at June 30, 2005 and still slightly exceeded the level at December 31, 2004 due to the increase in working capital for Refractories and the seasonal high level of inventories at Heraklith.

At July 1, 2005 a further 11 of the 1,809 subordinated convertible bonds of tranche B were converted to 60,500 new RHI shares. 566 bonds have been converted to date, therefore the number of RHI shares has risen to a total of 23,033,039.

In the USA, the Chapter 11 proceedings of the companies NARCO, Harbison-Walker, AP Green and GIT, which were deconsolidated at December 31, 2001, are still pending. RHI and several affiliates entered into settlement agreements on April 9, 2004 with the previous US owners, Honeywell and Halliburton / DII, and with the companies that are operating under Chapter 11 themselves in order to finally clarify unresolved issues, earlier contractual agreements and legal disputes relating to the acquisition of GIT in 1999 and the ongoing Chapter 11 proceedings. A condition to the settlement agreement is a USD 60 million payment by Honeywell to RHI Refractories Holding under a prior contract related to NARCO's Chapter 11 filing.

The US Senate continues to debate the so-called FAIR Act, which requires the mandatory legal treatment of all present and future asbestos claims in the USA. This has delayed Chapter 11 proceedings as various parties concerned are waiting for the results of the debate. The FAIR Act would set up a national trust fund amounting to approx. USD 140 billion, which would be used to compensate all asbestos related plaintiffs. A majority of the Judiciary Committee of the US Senate supported the bill in May 2005 and submitted it to the Senate itself for further discussion. The potential positive impact on the ongoing Chapter 11 proceedings of the deconsolidated US companies and the length of further proceedings themselves are not yet certain.

RHI Refractories

	2nd Quarter		1st Half	
in € million	**2005**	2004	**2005**	2004
Revenue	**312.1**	281.1	**596.8**	544.3
EBITDA	**44.3**	41.9	**86.3**	80.2
EBITDA margin	**14.2%**	14.9%	**14.5%**	14.7%
EBIT	**34.4**	31.6	**66.5**	60.7
EBIT margin	**11.0%**	11.2%	**11.1%**	11.2%
Employees	**6,238**	5,850	**6,187**	5,842

RHI Refractories, the group's core business, contributed € 596.8 million (previous year: € 544.3 million) to consolidated revenue in the first half of 2005, an increase by 9.6%. Refractories sales volume grew 3.0% to 856,000 tonnes. RHI Refractories reported EBIT in the amount of € 66.5 million (previous year: € 60.7 million) in the first half of 2005 and an EBIT margin of 11.1% (previous year: 11.2%). Negative effects of the US dollar/euro exchange rate, which deteriorated by about 4% year-on-year, and higher raw materials and energy costs were thus successfully compensated.

The situation of the refractories client industries worldwide was at a comparable level in the first half of 2005, in some cases even slightly improved. The overall positive market situation is still characterized by China, India, Russia and Central and South America. Steel producers in Europe and North America, markets that are important for RHI Refractories, reduced output slightly in the first half of the

year due to high inventory levels in order to stabilize the price situation in their markets. Production cuts in these regions have also been announced for the third quarter of 2005.

In the first half of 2005, RHI Refractories increased sales volume and revenue from steel customers worldwide as compared to the previous year; especially in Central and South America and Russia, business experienced a positive development. Significant revenue increases on the previous year were reported by the business units environment, energy, chemicals and nonferrous metals in the industrial segment; the business unit glass also extended business volume substantially due to attractive projects in the first half of the year.

Heraklith

	2nd Quarter		1st Half	
in € million	**2005**	2004	**2005**	2004
Revenue	**64.2**	47.5	**110.5**	86.8
EBITDA	**8.3**	4.9	**12.2**	7.2
EBITDA margin	**12.9%**	10.3%	**11.0%**	8.3%
EBIT	**5.0**	2.7	**6.0**	2.8
EBIT margin	**7.8%**	5.7%	**5.4%**	3.2%
Employees	**2,229**	1,719	**2,224**	1,714

Heraklith (insulating division) reported revenue of € 110.5 million (previous year: € 86.8 million) in the first half of 2005, up 27.3% on the same period of the previous year. Without the integration of the Slovenian companies Eurovek and Termo, which were consolidated at February 1, 2005, revenue would have remained at the level of the previous year. The weak revenue in the first quarter due to weather conditions were partly compensated in the reporting period. However, the framework conditions in the construction and construction materials sector in Germany remained weak. In Austria and especially in Eastern Europe the market situation was substantially better. The companies Termika (Croatia) and Izomat (Slovakia) continued to develop very positively. The export success of the wood-wool product line Heradesign® in the acoustics segment continued unabated, with the sales volume of high-quality ceiling solutions rising 16% on the previous year.

EBIT, at € 6.0 million (previous year: € 2.8 million) in the first half of 2005, exceeded the figure of the previous year significantly due to the integration of Eurovek and Termo and continuous cost cuts at the plants and despite higher raw material costs; at 5,4%, the EBIT margin also clearly surpassed the prior-year figure of 3.2%.

Heraklith AG, together with its Slovenian partner Eurovek d.o.o., has held participating interests in the Slovenian stone-wool producer Termo d.d. since 1997. In December 2004, Heraklith signed a contract regarding the acquisition of a stake of initially 50% in its partner Eurovek. With the acquisition of the Eurovek shares, Heraklith indirectly also acquired further shares in Termo; Heraklith's share in Termo thus rose to over 60%. A contract regarding Heraklith's complete acquisition of Eurovek, effective from the end of 2005, was agreed upon with the co-owner of Eurovek in July. With the complete takeover of Eurovek, Heraklith will indirectly also acquire further shares in Termo. Heraklith's stake in Termo will thus rise to over 80%.

Heraklith AG and its Slovenian investment Global B&C d.d.o. made a public takeover bid for all outstanding Termo shares in accordance with §15 of the Slovenian Takeover Act. This bid was made public in the local media on July 20, 2005 and runs for 28 days until August 16, 2005. The price amounts to SIT 8,000 per Termo share.

With this transaction, Heraklith has completed the reorganization of the group as the leading supplier of know-how in and insulating materials made of stone wool in Central and Eastern Europe. This is another decisive step in the expansion in these growth markets, especially in Russia, where Eurovek is currently upgrading a number of stone wool factories.

Outlook

The earnings outlook for the RHI Group is positive; incoming orders in the first half of 2005 overall exceeded the level of the previous year. The business volume of RHI Refractories will stabilize at a high level, with the development of the steel cycle and the US dollar remaining important factors for business success. Heraklith will benefit from the final reorganization of the participating interests in Slovenia and continue to improve earnings as compared to the previous year.

RHI will again surpass its capital restructuring targets in 2005 and continue to spur on the group's positive development with targeted investments.

RHI's strategy to develop Heraklith strategically outside the RHI Group in the medium term also remains unchanged.

Dr. H. Draxler Dr. A. Meier
Dr. E. Zehetner

Balance Sheet

ASSETS	30.06.2005 in € million	31.12.2004 in € million
Non-current assets		
Property, plant and equipment	511.8	469.6
Goodwill	42.1	17.4
Other intangible assets	30.5	9.7
Investments in associates	17.1	39.1
Financial assets	34.0	55.0
Long-term receivables	9.1	8.9
Deferred tax assets	54.1	52.7
	698.7	**652.4**
Current assets		
Inventories	271.9	250.1
Trade and other current receivables	366.1	300.7
Current portion of long-term receivables	1.3	2.4
Income tax receivables	6.4	14.8
Securities and investments	2.9	2.9
Cash and cash equivalents	36.6	30.7
	685.2	**601.6**
	1,383.9	**1,254.0**

EQUITY AND LIABILITIES		
Equity attributable to equity holders of RHI AG		
Share capital	167.4	159.8
Group reserves	-455.4	-506.5
	-288.0	**-346.7**
Minority interest	**47.2**	**36.2**
	-240.8	**-310.5**
Non-current liabilities		
Subordinated liabilities payable to financial institutions	400.0	400.0
Subordinated convertible bonds	116.9	120.9
Subordinated liabilities	516.9	520.9
Other non-current financial liabilities	211.2	246.3
Deferred tax liabilities	15.4	16.5
Personnel provisions	315.1	315.0
Other non-current provisions	3.0	2.5
Other non-current liabilities	63.8	44.5
	608.5	**624.8**
	1,125.4	**1,145.7**
Current liabilities		
Trade and other current payables	315.2	284.7
Current financial payables	90.1	44.0
Income tax payables	24.1	24.1
Current provisions	69.9	66.0
	499.3	**418.8**
	1,383.9	**1,254.0**

Income Statement

in € million	2nd Quarter 2005	2nd Quarter 2004	1st Half 2005	1st Half 2004
Revenue	**379.1**	**329.7**	**711.0**	**632,0**
Changes in inventories and other own work capitalized	-3.0	1.4	15.4	7.1
Other income	4.3	13.0	14.7	18.6
Cost of material and other production services	-168.3	-147.5	-336.2	-280.6
Staff costs	-96.2	-85.3	-184.3	-165.2
Amortization of goodwill	0.0	0.0	0.0	0.0
Amortization of other intangible assets and depreciation of property, plant and equipment	-13.3	-12.6	-26.1	-24.0
Other expenses	-69.6	-68.3	-132.5	-132.2
Operating result (EBIT)	**33.0**	**30.4**	**62.0**	**55.7**
Financial result	-9.2	-8.6	-14.3	-18.1
Result from associates	0.4	0.7	1.0	1.4
Profit before income taxes	**24.2**	**22.5**	**48.7**	**39.0**
Income taxes	-2.4	-16.8	-4.9	-20.9
Profit	**21.8**	**5.7**	**43.8**	**18.1**
Profit attributable to				
equity holders of RHI AG	19.8	4.0	40.4	15.3
minority interest	2.0	1.7	3.4	2.8
	21.8	5.7	43.8	18.1
in €				
Undiluted earnings per share	0.84	0.20	1.78	0.76
Diluted earnings per share	0.52	0.14	1.08	0.47

Cash Flow Statement

in € million	2005	2004
Cash and cash equivalents at 01.01.	**30.7**	**31.1**
Cash flow from operating activities	21.4	25.2
Cash flow from investing activities	-18.4	-16.4
Cash flow from financing activities	-10.0	-21.6
Change in cash and cash equivalents due to changes in consolidated group	12.9	0.0
Change in cash and cash equivalents	-7.0	-12.9
Cash and cash equivalents at 30.06	**36.6**	**18.3**

Statement of Changes in Equity

in € million	2005	2004
Equity at 01.01.	**-310.5**	**-422.7**
Profit	43.8	18.1
Differences from foreign currency translation	13.6	3.5
Dividend payments	0.7	-1.9
Other changes not affecting result	13.0	1.1
Equity at 30.06.	**-240.8**	**-401.9**

RHI Share
Half-year Report 2005

Stock market figures

in €	1st Half 2005	2004
Lowest share price	**21.75**	15.55
Highest share price	**24.88**	19.50
Share price at June 30	**22.52**	17.64
Market capitalization (in € million)	**517.3**	353.7

Financial calendar for 2005

Annual General Meeting	May 19, 2005
Half-year results	July 28, 2005
Results Q3	October 27, 2005

Performance of the RHI share 07/2004 – 06/2005



28,00
26,00
24,00
22,00
20,00
18,00
16,00
14,00
in EUR
RHI
ATX relative
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05

The shares of RHI AG are traded on the Vienna Stock Exchange. At the Vienna Stock Exchange, RHI is represented in the Prime Market and the Austrian Traded Index ATX, the lead index and most important trading segment of the Austrian capital market. At July 1, 2005, 23,033,039 common shares of no par value with voting rights of RHI AG were admitted to trading.

ISIN

RHI Share: AT0000676903

Convertible bond
Tranche A: AT0000443049

Convertible bond
Tranche B: AT0000443056

Information on RHI

Investor Relations
Markus Richter
Tel: +43/ 0 / 50213-6123
Fax: +43/ 0 / 50213-6130
E-Mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

RHI

RHI
CORPORATE NEWS

July 28, 2005

RHI increases half-year revenue and profit

The RHI Group recorded a good business and earnings development in the second quarter of 2005, with both RHI divisions experiencing a positive development. RHI Refractories increased revenue by 11.0% worldwide in the reporting period, while Heraklith improved revenue by 35.2%, which was largely attributable to the consolidation of the companies Eurovek and Termo at February 1, 2005.

Overall, the RHI Group reported revenue in the amount of € 711.0 million in the first half of 2005 (previous year: € 632.0 million), an increase by 12.5%. RHI also increased earnings significantly on the previous year. EBITDA amounted to € 88.1 million (previous year: € 79.7 million); EBIT, at € 62.0 million (previous year: € 55,7 million), was up 11.3% on the previous year. Profit before income taxes increased by 25.0% to € 48.7 million (previous year: € 39.0 million) as a result of a once again improved financial result. The higher profit before income taxes and a further optimization of income taxes based on the use of loss carryforwards, which was already evident in the financial statements of 2004, led to a group profit of € 43.8 million (previous year: € 18.1 million) in the first half, up 142.0%.

RHI Refractories, the group's core business, contributed € 596.8 million (previous year: € 544.3 million) to consolidated revenue in the first half of 2005, an increase by 9.6%. Refractories sales volume grew 3.0% to 856,000 tonnes. RHI Refractories reported EBIT in the amount of € 66.5 million (previous year: € 60.7 million) in the first half of 2005 and an EBIT margin of 11.1% (previous year: 11.2%). Negative effects of the US dollar/euro exchange rate, which deteriorated by about 4% year-on-year, and higher raw materials and energy costs were thus successfully compensated.

Heraklith (insulating division) reported revenue of € 110.5 million (previous year: € 86.8 million) in the first half of 2005, up 27.3% on the same period of the previous year, which was largely attributable to the integration of the Slovenian companies Eurovek and Termo, which were consolidated at February 1, 2005. EBIT, at € 6.0 million (previous year: € 2.8 million) in the first half of 2005, exceeded the figure of the previous year significantly due to the integration of Eurovek and Termo and continuous cost cuts at the plants and despite higher raw material costs; at 5,4%, the EBIT margin also clearly surpassed the prior-year figure of 3.2%.

The earnings outlook for the RHI Group is positive; incoming orders in the first half of 2005 overall exceeded the level of the previous year. The business volume of RHI Refractories will stabilize at a high level, with the development of the steel cycle and the US dollar remaining important factors for business success. Heraklith will benefit from the final reorganization of the participating interests in Slovenia and continue to improve earnings as compared to the previous year.

For further information please contact:
Investor Relations / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

Media Relations / Volkmar Weilguni
Phone +43 (0) 50213-6345 / Fax +43 (0) 50213-6745
Mobile: +43 (0)699 1870-6345 / E-mail: volkmar.weilguni@rhi-ag.com

RHI

RHI Group

Income Statement

(in € million)	01.04.2005-30.06.2005	01.04.2004-30.06.2004	01.01.2005 - 30.06.2005	01.01.2004 - 30.06.2004
Revenue	**379.1**	**329.7**	**711.0**	**632.0**
Changes in inventories and other own work capitalized	-3.0	1.4	15.4	7.1
Other income	4.3	13.0	14.7	18.6
Cost of material and other production services	-168.3	-147.5	-336.2	-280.6
Staff costs	-96.2	-85.3	-184.3	-165.2
Amortization of goodwill	0.0	0.0	0.0	0.0
Amortization of other intangible assets and depreciation of property, plant and equipment	-13.3	-12.6	-26.1	-24.0
Other expenses	-69.6	-68.3	-132.5	-132.2
Operating result (EBIT)	**33.0**	**30.4**	**62.0**	**55.7**
Financial result	-9.2	-8.6	-14.3	-18.1
Result from associates	0.4	0.7	1.0	1.4
Profit before income taxes	**24.2**	**22.5**	**48.7**	**39.0**
Income taxes	-2.4	-16.8	-4.9	-20.9
Profit	**21.8**	**5.7**	**43.8**	**18.1**
Profit attributable to				
equity holders of RHI AG	19.8	4.0	40.4	15.3
minority interest	2.0	1.7	3.4	2.8
	21.8	5.7	43.8	18.1
in €				
Undiluted earnings per share	0.84	0.20	1.78	0.8
Diluted earnings per share	0.52	0.14	1.08	0.5

Segment reporting

(in € million)	01.04.2005-30.06.2005	01.04.2004-30.06.2004	01.01.2005 - 30.06.2005	01.01.2004 - 30.06.2004
Revenue	**379.1**	**329.7**	**711.0**	**632.0**
Refractories	312.1	281.1	596.8	544.3
Insulating	64.2	47.5	110.5	86.8
Other/Consolidation	2.8	1.1	3.7	0.9
EBITDA	**46.3**	**43.0**	**88.1**	**79.7**
Refractories	44.3	41.9	86.3	80.2
Insulating	8.3	4.9	12.2	7.2
Overhead/other	-6.3	-3.8	-10.4	-7.7
EBIT	**33.0**	**30.4**	**62.0**	**55.7**
Refractories	34.4	31.6	66.5	60.7
Insulating	5.0	2.7	6.0	2.8
Overhead/other	-6.4	-3.9	-10.5	-7.8
EBIT margin	**8.7%**	**9.2%**	**8.7%**	**8.8%**
Refractories	11.0%	11.2%	11.1%	11.2%
Insulating	7.8%	5.7%	5.4%	3.2%

RHI

Corporate News

July 28, 2005

RHI AG strengthens its Glass Business in Europe and Asia

RHI AG has taken two major steps to significantly strengthen its position as a global technology leader and supplier of key refractory materials to the glass industries worldwide:

- The product portfolio has been broadened and now includes the complete range of fused cast refractories
- A joint venture for alumina-silica-zirconia fused cast refractories has been established in China.

RHI produces the complete range of fused cast refractories

RHI through its Glass Division and its wholly owned subsidiaries Refel S.p.A, Italy, and RHI GLAS GmbH, Germany, manufactures and markets fused cast refractories for the glass industry based on alumina-silica-zirconia (AZS), including molybdenum reinforced products for high wear areas.

Due to a growing demand for higher quality material with an increased potential for reducing glass defects, RHI has taken the decision to considerably broaden its product portfolio and to manufacture both high zirconia fused cast (HZFC) and fused cast α/β alumina products for the glass industry at Refel S.p.A. This investment will allow RHI to supply the complete range of fused cast refractories in particular to the container and special glass industry from its facility in Italy, which is widely considered to be the worldwide quality leader in this field.

RHI establishes a joint venture for AZS refractories in China

RHI and Zibo GT Industrial Ceramics Co., Ltd. (ZGTC) have recently established a joint venture for the manufacture of fused cast AZS refractories in Zibo City, Shandong Province of China. ZGTC is China's leading supplier of refractories for the glass industry, both directly with bonded material, and through its two joint ventures with Asahi Glass Ceramics Co. of Japan for fused cast products.

The new company Shandong RHI New Materials Co., Ltd. (SRC) has a registered capital of 60 million RMB (7 million USD) and is targeted to begin production of fused cast AZS at the beginning of 2006. SRC will benefit from the technology and know-how of RHI's affiliate Refel S.p.A., Italy. RHI and ZGTC will market the products under their respective brands.

Following the Marketing and Sales Agreement concluded with Asahi Glass Ceramics Co. in 2003, this investment constitutes a further milestone in the co-operation between RHI and renowned companies in the dynamic Asia Pacific region.

Refractories form the core business of RHI AG, a globally operating industry group based in Vienna, Austria. Under the RHI Refractories brand, the group deals with the production, services, and distribution of indispensable refractory products used in all high temperature industrial processes.

For further information please contact:
RHI AG, PR / Volkmar Weilguni
Phone +43 (0) 50213-6345
E-mail: volkmar.weilguni@rhi-ag.com

RHI

CORPORATE NEWS

21. Juli 2005

RHI AG verkleinert Aufsichtsrat

Mit Wirkung vom heutigen Tag reduziert sich die Zahl der Kapitalvertreter im Aufsichtsrat der RHI AG von 8 auf 6 Mitglieder. Herr DI Maximilian Ardelt und Herr August Francois von Finck sind aus dem Aufsichtsrat ausgeschieden.

Bei Rückfragen wenden Sie sich bitte an:
RHI AG / Markus Richter
Telefon (+43) (1) 50213-6123 / Telefax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

July 21, 2005

RHI AG reduces Supervisory Board

Effective today the number of RHI AG Supervisory Board shareholders´ representatives was reduced from 8 to 6 members. Mr. Maximilian Ardelt and Mr. August Francois von Finck have withdrawn from the Supervisory Board.

For further questions please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI

CORPORATE NEWS

July 19, 2005

Heraklith takes over 100% of Slovenian Eurovek d.d.o

Together with its Slovenian partner Eurovek d.o.o., the Insulating Division of RHI with its lead company Heraklith AG has held participating interests in the Slovenian stone wool producer Termo d.d. since 1997. In December 2004, Heraklith signed a contract regarding the acquisition of a stake of initially 50% in its partner Eurovek, which also provided for a complete takeover of this engineering company by the year 2008. With the acquisition of 50% of the Eurovek shares, Heraklith indirectly also acquired further shares in Termo; Heraklith's share in Termo thus rose to over 60%.

As published on June 30, 2005, Heraklith AG and its Slovenian investment Global B&C d.d.o. informed the Slovenian authorities in accordance with §15 of the Slovenian Takeover Act about their intention to make a public takeover bid for Termo shares, since Heraklith and its 50% subsidiary Eurovek directly and indirectly already hold nearly 75% in Termo. Heraklith got approval from the authorities today and will publish the offer in the local media on July 20, 2005. The duration of this offer is 28 days until August 16, 2005, the quoted price amounts to SIT 8.000,- per each Termo share.

A final agreement regarding Heraklith's complete acquisition of Eurovek, effective from the end of 2005, has now been reached with the 50% co-owner of Eurovek, Janez Deželak. At the same time, differences that still existed with respect to the future management of Termo and Eurovek and the orientation of these Slovenian companies were settled in consensually.

With the complete takeover of Eurovek, Heraklith will indirectly also acquire further shares in Termo and its investments Termika in Croatia and Izomat in Slovakia. Heraklith's stake in Termo will thus rise to over 80%. Termo produces insulating materials made of stone wool and is market leader in Slovenia. Moreover, 75% of its production is exported and sold internationally, especially in the area "technical insulation". Termo's revenue exceeds EUR 55 million; its EBIT margin currently amounts to more than 7%.

With the transaction which has now been agreed upon, Heraklith has completed the reorganization of the group as the leading supplier of know-how in and insulating materials made of stone wool in Central and Eastern Europe. This is another decisive step in the expansion in these growth markets, especially in Russia, where Eurovek is currently upgrading a number of stone wool factories.

For further questions please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI
CORPORATE NEWS

May 4, 2005

RHI starts 2005 with good results

In the first quarter of 2005, the RHI Group saw a seamless continuation of the good business and earnings development of the previous year. Moreover, both RHI divisions refractories and insulating showed continued growth. RHI Refractories (refractories) increased revenue by 8.2% worldwide in the reporting period, while Heraklith (insulating) improved revenue by 17.8%. The substantial increase in revenue reported by Heraklith is attributable to the initial consolidation of the Slovenian companies Eurovek and Termo as of February 1, 2005.

RHI also increased earnings in the group significantly on the previous year. EBITDA amounted to € 41.8 million (previous year: € 36.7 million); EBIT, at € 29.0 million (previous year: € 25.3 million), was up 14.6% on the previous year. Profit before income taxes increased by a very positive 48.5% to € 24.5 million (previous year: € 16.5 million) as a result of the improved EBIT and financial result. The financial result was substantially better than in the previous year especially due to the lower interest expenses resulting from the conversions of the RHI convertible bond tranche B and to interest income related to tax refunds. The higher profit before income taxes and a further optimisation of income taxes, which was already evident in the financial statements of 2004, have led to a group profit of € 22.0 million in the first quarter (previous year: € 12.4 million), up 77.4%.

RHI Refractories, the group's core business, contributed € 284.7 million (previous year: € 263.2 million) to consolidated revenue in the first quarter of 2005, an increase by 8.2%. Refractories sales volume grew 3.1% to 423,000 tonnes. RHI Refractories reported EBIT in the amount of € 32.1 million in the first quarter of 2005 (previous year: € 29.1 million) and an EBIT margin of 11.3% (previous year: 11.1%). Negative effects of the US dollar/euro exchange rate, which deteriorated by about 6% year-on-year, and higher raw materials and energy costs were thus successfully compensated.

Heraklith (insulating division) reported revenue of € 46.3 million in the first quarter of 2005 (previous year: € 39.3 million), up 17.8% on the same period of the previous year. Without the integration of the Slovenian companies Eurovek and Termo, revenue would have been slightly below the figure of the previous year due to the long harsh winter in Western and Eastern Europe. The framework conditions of the construction and construction material markets, which were weak due to the weather, had recovered significantly by April, with recovery effects on the first quarter being clearly visible. EBIT, at € 1.0 million in the first quarter of 2005 (previous year: € 0.1 million), clearly exceeded the figure of the previous year; EBIT margin at 2.2% was low due to seasonal factors.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI Group >> Quarterly Report I/2005



Key Figures RHI Group (according to IFRS)

in € million	I[st] Quarter 2005	2004	Change in %
Revenue	**331.9**	302.3	9.8
EBITDA	**41.8**	36.7	13.9
EBITDA margin (in %)	**12.6%**	12.1%	
EBIT	**29.0**	25.3	14.6
EBIT margin (in %)	**8.7%**	8.4%	
Profit before income taxes	**24.5**	16.5	48.5
Profit for the year	**22.0**	12.4	77.4
Undiluted earnings per share (in €)	**0.94**	0.56	67.9
Cash flow from operating activities	**8.8**	6.0	46.7
Employees	**8,383**	7,679	9.2

RHI

Quarterly Report I/2005

In the first quarter of 2005, the RHI Group saw a seamless continuation of the good business and earnings development of the previous year. Moreover, both RHI divisions refractories and insulating showed continued growth. RHI Refractories increased revenue by 8.2% worldwide in the reporting period, while Heraklith improved revenue by 17.8%. The substantial increase in revenue reported by Heraklith is attributable to the initial consolidation of the Slovenian companies Eurovek and Termo as of February 1, 2005.

Overall, the RHI Group reported revenue in the amount of € 331.9 million in the first quarter of 2005 (previous year: € 302.3 million), an increase by € 29.6 million and 9.8%. On a comparable basis, i.e. without the initial consolidation of Eurovek and Termo, consolidated revenue rose by a pleasing 6.2%. RHI also increased earnings in the group significantly on the previous year. EBITDA amounted to € 41.8 million (previous year: € 36.7 million); EBIT, at € 29.0 million (previous year: € 25.3 million), was up 14.6% on the previous year. Profit before income taxes increased by a very positive 48.5% to € 24.5 million (previous year: € 16.5 million) as a result of the improved EBIT and financial result. The financial result was substantially better than in the previous year especially due to the lower interest expenses resulting from the conversions of the RHI convertible bond tranche B and to interest income related to tax refunds. The higher profit before income taxes and a further optimisation of income taxes, which was already evident in the financial statements of 2004, have led to a group profit of € 22.0 million in the first quarter (previous year: € 12.4 million), up 77.4%.

Cash flow from operating activities amounted to € 8.8 million (previous year: € 6.0 million). Cash flow from investing activities was still low at € -0.2 million (previous year: € -5.9 million) for invoicing reasons in the first quarter of 2005. Interest-bearing financial liabilities amounted to € 301.7 million at March 31, 2005 and slightly exceeded the level of December 31, 2004 due to the seasonal increase in working capital at Heraklith, while the net position (less cash and cash equivalents) was slightly below it.

At January 1, 2005 a further 22 of the 1,809 subordinated convertible bonds of tranche B were converted to RHI shares; at April 1, 2005 another 180 conversions followed. 555 bonds have been converted so far, therefore the number of shares has risen to a total of 22,972,539.

The Chapter 11 proceedings of the US refractories firms NARCO, Harbison-Walker, AP Green and GIT, which were deconsolidated at the end of 2001, are ongoing. RHI and several RHI affiliates entered into settlement agreements on April 9, 2004 with the previous US owners, Honeywell and Halliburton/DII, and with the companies that are operating under Chapter 11 of the US Bankruptcy Code themselves in order to finally clarify unresolved issues, earlier contractual agreements and legal disputes relating to the acquisition of GIT in 1999 and the ongoing Chapter 11 proceedings.
A condition to the settlement agreement is a USD 60 million payment by Honeywell to RHI Refractories Holding under a prior contract related to NARCO's Chapter 11 filing.

In January 2005, DII successfully completed Chapter 11 proceedings. Thus all present and future asbestos and silica-based claims against the former RHI subsidiary Harbison-Walker have been finally transferred with legal security to the DII trust funds. DII has consequently fulfilled its contractual obligations to RHI at January 24, 2005 with a payment of USD 10.0 million. This payment was included in RHI's annual results of 2004. A substantial part of the asbestos and silica-based claims against former RHI affiliates in the USA have therefore been finally settled.

The US Senate has been debating the FAIR Act (Fair Asbestos Injuries Resolution Act) since autumn 2004, which requires the mandatory legal treatment of all present and future asbestos claims in the USA. This has delayed Chapter 11 proceedings as the various parties concerned are obviously waiting for the results of the debate. The FAIR Act would set up a trust fund amounting to USD 140 billion, which would be used to compensate all asbestos related plaintiffs. The potential positive impact on the ongoing Chapter 11 proceedings and the length of further proceedings is not yet certain.

RHI Refractories

	1st Quarter	
in € million	**2005**	2004
Revenue	**284.7**	263.2
EBITDA	**42.0**	38.3
EBITDA margin	**14.8%**	14.6%
EBIT	**32.1**	29.1
EBIT margin	**11.3%**	11.1%
Employees	**6,040**	5,821

RHI Refractories, the group's core business, contributed € 284.7 million (previous year: € 263.2 million) to consolidated revenue in the first quarter of 2005, an increase by 8.2%. Refractories sales volume grew 3.1% to 423,000 tonnes.

RHI Refractories reported EBIT in the amount of € 32.1 million in the first quarter of 2005 (previous year: € 29.1 million) and an EBIT margin of 11.3% (previous year: 11.1%). Negative effects of the US dollar/euro exchange rate, which deteriorated by about 6% year-on-year, and higher raw materials and energy costs were thus successfully compensated.

Business of the four regional steel business units continued to develop favourably in the first quarter. In Central and South America in particular, but also in Europe (including Eastern Europe and Russia) and North America revenue of the previous year was surpassed. In Asia/Pacific, sales to the still growing steel industry rose. They were, however, negatively compensated by the persisting unfavourable US dollar/euro relation.

The industrial business units non-ferrous metals, cement & lime and environment, energy, chemicals exceeded last year's revenue level in the first quarter; attractive projects were won worldwide. Revenue of the glass business unit maintained the level of the previous year.

RHI will strengthen its presence in Asia by extending its own capacities, without, however, becoming overly dependent on market developments in China. In the first quarter 2005, a decision was taken to extend Chinese capacities to over 100,000 tonnes in Bayuquan and to another 100,000 tonnes in Dalian in two phases. This means that more than 10% of RHI's worldwide output will come from China by the end of 2005. All available growth options in that region, i.e. extending RHI's own capacities, setting up joint ventures or taking over strong local specialists are under constant examination. In Europe, service business for refractory linings will be extended following the complete takeover of the German MARVO Feuerungs- and Industriebau GmbH.

Heraklith

in € millon	Ist Quarter 2005	2004
Revenue	**46.3**	39.3
EBITDA	**3.9**	2.3
EBITDA margin	**8.4%**	5.9%
EBIT	**1.0**	0.1
EBIT margin	**2.2%**	0.3%
Employees	**2,218**	1,707

Heraklith (insulating division) reported revenue of € 46.3 million in the first quarter of 2005 (previous year: € 39.3 million), up 17.8% on the same period of the previous year. Without the integration of the Slovenian companies Eurovek and Termo, which were consolidated at February 1, 2005, revenue would have been slightly below the figure of the previous year due to the long harsh winter in Western and Eastern Europe. The framework conditions of the construction and construction material markets, which were weak due to the weather, had recovered significantly by April, with recovery effects on the first quarter being clearly visible. The market success of the wood-wool product line Heradesign® in the acoustics segment continued unabated.

EBIT, at € 1.0 million in the first quarter of 2005 (previous year: € 0.1 million), clearly exceeded the figure of the previous year due to the integration of Eurovek and Termo and continuous cost improvements at the plants; EBIT margin at 2.2% was low due to seasonal factors . As a specialist in insulating materials made of stone-wool, Termo is the market leader in Slovenia. Moreover, 75% of production is exported and sold internationally within the market segment "Technical Insulation". With its integration of Termo, Heraklith has clearly improved its position in this growing market segment, acquiring clients in sectors ranging from ship-building, power plants and pipelines, industrial construction to low temperature insulation. Additionally, this has further reduced its dependence on developments in building construction.

Thanks to the now possible full integration of Termo, Termika and Izomat, and the ongoing expansion of business in Central and Eastern Europe, Heraklith's earnings situation is becoming less dependent on the German and Austrian markets.

Outlook

Forecasts for the RHI Group results in 2005 are positive overall, provided the world economy is not subjected to renewed recessionary or exchange rate pressures. Business development and incoming orders are satisfactory at the beginning of the financial year 2005. RHI will continue to fulfil its capital restructuring objectives in the coming year and will continue to spur on the group's positive development with targeted investments. RHI's strategy to develop Heraklith strategically outside the RHI Group in the medium term also remains unchanged.

Dr. H. Draxler Dr. A. Meier

Dr. E. Zehetner

Balance Sheet

ASSETS	31.03.2005 in € million	31.12.2004 in € million
Non-current assets		
Property, plant and equipment	499.7	469.6
Goodwill	41.9	17.4
Other intangible assets	30.6	9.7
Shares in associates	17.1	39.1
Financial assets	37.5	55.0
Non-current receivables	9.0	8.9
Deferred tax assets	53.4	52.7
	689.2	**652.4**
Current assets		
Inventories	268.1	250.1
Trade and other current receivables	325.1	300.7
Current portion of non-current receivables	1.3	2.4
Income tax receivables	6.9	14.8
Securities and investments	2.9	2.9
Cash and cash equivalents	42.9	30.7
	647.2	**601.6**
	1,336.4	**1,254.0**

EQUITY AND LIABILITIES		
Equity attributable to equity holders of RHI AG		
Share capital	166.9	159.8
Group reserves	-486.3	-506.5
	-319.4	**-346.7**
Minority interests	**45.3**	**36.2**
	-274.1	**-310.5**
Non-current liabilities		
Subordinated liabilities payable to financial institutions	400.0	400.0
Subordinated convertible bond	114.4	120.9
Subordinated liabilities	514.4	520.9
Other non-current financial liabilities	248.0	246.3
Deferred tax liabilities	17.6	16.5
Personnel provisions	315.0	315.0
Other non-current provisions	3.0	2.5
Other non-current liabilities	63.4	44.5
	647.0	**624.8**
	1,161.4	**1,145.7**
Current liabilities		
Trade and other current payables	300.4	284.7
Current financial payables	53.7	44.0
Income tax payables	25.4	24.1
Current provisions	69.6	66.0
	449.1	**418.8**
	1,336.4	**1,254.0**

RHI Group
Quarterly Report I/2005

Income Statement

in € million	1st Quarter **2005**	2004
Revenue	331.9	302.3
Changes in inventories and other own work capitalised	18.4	5.7
Other income	10.4	5.6
Cost of material and other production services	-167.9	-133.1
Staff costs	-88.1	-79.9
Amortisation of goodwill	0.0	0.0
Amortisation of other intangible assets and depreciation of property, plant and equipment	-12.8	-11.4
Other expenses	-62.9	-63.9
Operating result (EBIT)	**29.0**	**25.3**
Financial result	-5.1	-9.5
Result from associates	0.6	0.7
Profit before income taxes	**24.5**	**16.5**
Income taxes	-2.5	-4.1
Profit for the year	**22.0**	**12.4**
Profit attributable to		
equity holders of RHI AG	20.6	11.3
minority interest	1.4	1.1
	22.0	12.4
in €		
Undiluted earnings per share	0.94	0.56
Diluted earnings per share	0.56	0.33

Cash Flow Statement

in € million	**2005**	2004
Cash and cash equivalents at 01.01.	**30.7**	**31.1**
Cash flow from operating activities	8.8	6.0
Cash flow from investing activities	-0.2	-5.9
Cash flow from financing activities	-8.9	-10.5
Change in cash and cash equivalents due to changes in consolidated group	12.3	
Change in cash and cash equivalents	-0.1	-10.4
Cash and cash equivalents at 31.03	**42.9**	**20.7**

Statement of Changes in Equity

in € million	**2005**	2004
Equity at 01.01.	**-310.5**	**-422.7**
Profit for the year	22.0	12.4
Differences from foreign currency translations	1.0	5.9
Dividend payments	0.0	0.0
Other changes not affecting result	13.4	0.3
Equity at 31.03.	**-274.1**	**-404.1**

RHI Share
Quarterly Report I/2005

Stock market figures

in €	1st Quarter 2005	2004
Lowest share price	**22.51**	15.55
Highest share price	**24.88**	19.50
Share price at March 31	**23.85**	17.64
Market capitalisation (in € million)	**524.3**	353.7

Financial calendar for 2005

Annual General Meeting	May 19, 2005
Half-year results	July 28, 2005
Results Q3	October 27, 2005

Performance of the RHI share 04/2004 – 03/2005



28.00
26.00
24.00
22.00
20.00
18.00
16.00
14.00
EUR
RHI
ATX relative
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05

The shares of RHI AG are traded on the Vienna Stock Exchange. At the Vienna Stock Exchange, RHI is represented in the Prime Market and the Austrian Traded Index ATX, the lead index and most important trading segment of the Austrian capital market. At 01.04.2005, 22,972,539 common shares of no par value with voting rights of RHI AG were admitted to trading.

ISIN

RHI Share: AT0000676903

Convertible bond
Tranche A: AT0000443049

Convertible bond
Tranche B: AT0000443056

Information on RHI

Investor Relations
Markus Richter
Tel: +43/ 0 / 50213-6123
Fax: +43/ 0 / 50213-6130
E-Mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

RHI

RHI

RHI Group

Income Statement

(in € million)	01.01.2005 - 31.03.2005	01.01.2004 - 31.03.2004	Change in %
Revenue	**331.9**	**302.3**	**9.8**
Changes in inventories and other own work capitalised	18.4	5.7	222.8
Other income	10.4	5.6	85.7
Cost of material and other production services	-167.9	-133.1	26.1
Staff costs	-88.1	-79.9	10.3
Amortization of goodwill	0.0	0.0	
Amortization of other intangible assets and depreciation of property, plant and equipment	-12.8	-11.4	12.3
Other expenses	-62.9	-63.9	-1.6
Operating result (EBIT)	**29.0**	**25.3**	**14.6**
Financial result	-5.1	-9.5	-46.3
Result from associates	0.6	0.7	-14.3
Profit before income taxes	**24.5**	**16.5**	**48.5**
Income taxes	-2.5	-4.1	-39.0
Profit for the year	**22.0**	**12.4**	**77.4**
Profit attributable to			
equity holders of RHI AG	20.6	11.3	82.3
minority interest	1.4	1.1	27.3
	22.0	12.4	77.4
in €			
Undiluted earnings per share	0.94	0.56	66.4
Diluted earnings per share	0.56	0.33	69.6

Segment reporting

(in € million)	01.01.2005 - 31.03.2005	01.01.2004 - 31.03.2004	Change in %
Revenue	**331.9**	**302.3**	**9.8**
Refractories	284.7	263.2	8.2
Insulating	46.3	39.3	17.8
Other/Consolidation	0.9	-0.2	
EBITDA	**41.8**	**36.7**	**13.9**
Refractories	42.0	38.3	9.7
Insulating	3.9	2.3	69.6
Overhead/other	-4.1	-3.9	
EBIT	**29.0**	**25.3**	**14.6**
Refractories	32.1	29.1	10.3
Insulating	1.0	0.1	900.0
Overhead/other	-4.1	-3.9	
EBIT margin	**8.7%**	**8.4%**	**3.6**
Refractories	11.3%	11.1%	1.8
Insulating	2.2%	0.3%	633.3

April 21, 2005

Good RHI results 2004 confirmed: earnings increase by 30%

The RHI Supervisory Board approved the financial statements 2004 of RHI AG and the consolidated financial statements 2004 at its meeting on April 18, 2005. The group's preliminary results 2004, which were published on March 17, 2005, have thus been confirmed. Since 2003, the consolidated financial statements have been drawn up in accordance with International Financial Reporting Standards (IFRS).

The Annual Report 2004 is available on RHI's website under www.rhi-ag.com at http://www.rhi-ag.com/internet/en/corpsvc/ir/Geschaeftsberichte_20-_20Annual_20Reports.html for downloading, and also as an online report at the http://www.rhi-ag.com/internet/en/corpsvc/ir/Reports_20-_20Online.html.

RHI improved its profit to EUR 99.7 million in the financial year 2004 (2003: EUR 77.5 million), an increase by 28.6%. Profit attributable to equity holders of RHI AG rose by 30.3% to EUR 95.0 million (2003: EUR 72.9 million). RHI thus recorded a significant increase in earnings for the third consecutive year after the crisis in 2001. In addition, the result 2004 was the best in the company's history. With the good results of 2004, RHI once again confirms that the strategic steps taken after the company's crisis in 2001 are successful. RHI Refractories and Heraklith have since continuously improved their market position and increased their operating earnings power for the third consecutive year.

This positive increase in earnings in the RHI Group is essentially attributable to two effects: EBIT rose by 11.1% to EUR 135.6 million (2003: EUR 122.0 million), and the EBIT margin, at 10.5% in 2004 (2003: 9.9%), is a two-digit figure for the first time. Moreover, income taxes were reduced by 66.5% to EUR -6.3 million (2003: EUR -18.8 million) in 2004 as a result of optimum use of loss carryforwards.

The undiluted earnings per share improved by 26.9% to EUR 4.63 (2003: EUR 3.65). Diluted earnings per share, including all potential shares from the RHI convertible bonds until the end of 2009, rose by 26.5% to EUR 2.58 (2003: EUR 2.04). Tranche A of the RHI convertible bond can be converted from January 1, 2007 to December 31, 2009; the conversion period for tranche B started on January 1, 2003 and runs until January 1, 2007. RHI will propose to the annual general meeting on May 19, 2005 to also allow the extension of conversion of tranche B until December 31, 2009 as was already indicated in the conditions of the convertible bond.

RHI

The earnings outlook for the RHI Group for 2005 is overall positive, provided no unexpected recessionary or exchange rate pressures occur. RHI will fulfill its capital restructuring objectives in the coming year and will continue to spur on the group's positive development with targeted investments.

RHI reported revenue of EUR 1,297.3 million in 2004 (2003: EUR 1,232.6 million), up 5.2%. Revenue in the refractories core business, under the RHI Refractories brand, rose 6.7% to EUR 1,102.6 million (2003: EUR 1,033.6 million); adjusted for currency effects the increase would have amounted to 8.6%. RHI Refractories recorded EBIT amounting to EUR 123.2 million (2003: EUR 115.9 million); the EBIT margin, at 11.2%, remained constant.

RHI's insulating division, with the lead company Heraklith, increased revenue by 8.7% to EUR 181.5 million (2003: EUR 166.9 million). EBIT again rose significantly by 42.3% to EUR 10.1 million (2003: EUR 7.1 million); the EBIT margin amounted to 5.5% (2003: 4.3%). As the former Waterproofing activities were still included in the annual revenue of 2003, revenue in the group rose by a smaller proportion than in the individual divisions in 2004 due to changes in consolidation.

For further information please contact:

Media Relations / Volkmar Weilguni
Phone +43 (0) 50213-6345 / Fax +43 (0) 50213-6745
Mobil: +43 (0)699 1870-6345 / E-mail: volkmar.weilguni@rhi-ag.com

Investor Relations / Markus Richter
Phone +43 (0) 50213-6123 / Fax +43 (0) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI

Key Figures RHI Group
Results 2004

	2004	2003	Change
Revenue	**1,297.3**	**1,232.6**	**5.2%**
Refractories	1,102.6	1,033.6	6.7%
Insulating	181.5	166.9	8.7%
Other	17.2	35.8	-52.0%
Consolidation	-4.0	-3.7	-8.1%
EBITDA	**185.9**	**174.7**	**6.4%**
Refractories	164.3	159.0	3.3%
Insulating	19.2	16.1	19.3%
Overhead/Others	2.4	-0.4	n.a.
Operating Result (EBIT)	**135.6**	**122.0**	**11.1%**
Refractories	123.2	115.9	6.3%
Insulating	10.1	7.1	42.3%
Overhead/Other	2.3	-1.0	n.a.
Financial results	**-35.0**	**-30.2**	**-15.9%**
Interest result (bank, covertible bond)	-18.3	-23.3	
Interest result (provision for pensions)	-17.2	-17.3	
Investment result/other	0.5	10.4	
Result from associates	**5.4**	**4.5**	**20.0%**
Profit before income taxes	**106.0**	**96.3**	**10.1%**
Income taxes	-6.3	-18.8	66.5%
Profit	**99.7**	**77.5**	**28.6%**
Profit attributable to minority interest	-4.7	-4.6	
Profit attributable to equity holders of RHI AG	**95.0**	**72.9**	**30.3%**
Undiluted earnings per share (in EUR)	**4.63**	**3.65**	**26.8%**
Diluted earnings per share (in EUR)	**2.58**	**2.04**	**26.5%**

RHI

Corporate News

March 17, 2005

RHI net income increases by 30% in 2004

RHI improved its net income to EUR 99.7 million in the financial year 2004 (2003: EUR 77.5 million), an increase by 28.6%. The profit allocated to the shareholders of RHI AG rose by 30.3% to EUR 95.0 million (2003: EUR 72.9 million). RHI thus recorded a significant increase in earnings for the third consecutive year after the crisis in 2001. In addition, the result 2004 was the best in the company's history. The undiluted earnings per share improved by 26.9% to EUR 4.63 (2003: EUR 3.65).

This positive increase in earnings in the RHI Group in 2004 is essentially attributable to two effects: EBIT rose by 11.1% to EUR 135.6 million (2003: EUR 122.0 million), and the EBIT margin, at 10.5% in 2004 (2003: 9.9%), is a two-digit figure for the first time. Moreover, income taxes were reduced by 66.5% to EUR –6.3 million (2003: EUR –18.8 million) in 2004 as a result of transfer pricing regulations and optimum use of loss carry-forwards.

RHI reported sales revenues of EUR 1,297.3 million in 2004 (2003: EUR 1,232.6 million), up 5.2%. Sales revenue in the refractories core business, under the RHI Refractories brand, rose 6.6% to EUR 1,102.6 million (2003: EUR 1,033.6 million); adjusted for currency effects the increase would have amounted to 8.6%. RHI Refractories recorded EBIT amounting to EUR 123.2 million (2003: EUR 115.9 million); the EBIT margin, at 11.2%, remained constant. RHI's Insulating division, with the lead company Heraklith, increased sales revenues by 8.7% to EUR 181.5 million (2003: EUR 166.9 million). EBIT again rose significantly by 42.3% to EUR 10.1 million (2003: EUR 7.1 million); the EBIT margin amounted to 5.5% (2003: 4.3%). As the former Waterproofing activities were still included in the annual sales revenue of 2003, sales revenue in the group rose by a smaller proportion than in the individual divisions in 2004 due to changes in consolidation.

With the good results of 2004, RHI once again confirms that the strategic steps taken after the company's crisis in 2001 are successful. RHI Refractories and Heraklith have since continuously improved their market position and increased their operating earnings power for the third consecutive year.

All of the above-mentioned figures for 2004 are preliminary; the final results will be published after the balance sheet has been approved on April 21, 2005.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

Key Figures RHI Group
Preliminary Results 2004

RHI

	Q4 2004	Q4 2003	2004	2003	Change
Sales revenue	**338.5**	**311.9**	**1,297.3**	**1,232.6**	**5.2%**
Refractories	284.0	262.2	1,102.6	1,033.6	6.7%
Insulating	45.1	43.0	181.5	166.9	8.7%
Other	10.7	7.6	17.2	35.8	-52.0%
Consolidation	-1.3	-0.9	-4.0	-3.7	-8.1%
EBITDA	**61.1**	**54.7**	**185.9**	**174.7**	**6.4%**
Refractories	43.7	42.7	164.3	159.0	3.3%
Insulating	4.9	4.7	19.2	16.1	19.3%
Overhead/Others	12.5	7.3	2.4	-0.4	n,a,
Operating Result (EBIT)	**46.8**	**38.9**	**135.6**	**122.0**	**11.1%**
Refractories	31.8	28.9	123.2	115.9	6.3%
Insulating	2.5	2.9	10.1	7.1	42.3%
Overhead/Other	12.5	7.1	2.3	-1.0	n,a,
Financial results			**-35.0**	**-30.2**	**-15.9%**
Interest result (Bank, Convertible bond)			-18.3	-23.3	
Interest result (provision for pensions)			-17.2	-17.3	
Investment result/other			0.5	10.4	
Result from associated companies			**5.4**	**4.5**	**20.0%**
Profit from ordinary activities			**106.0**	**96.3**	**10.1%**
Income Taxes			-6.3	-18.8	66.5%
Net income			**99.7**	**77.5**	**28.6%**
Minority interest			-4.7	-4.6	-2.2%
Profit attributable to the shareholders of RHI AG			**95.0**	**72.9**	**30.3%**
Undiluted earnings per share (in EUR)			**4.63**	**3.65**	**26.8%**
Diluted earnings per share (in EUR)			**2.58**	**2.04**	**26.5%**
Interest-bearing bank liabilities (31.12.)			**290**	**297**	

RHI
AD HOC

March 16, 2005

Preliminary results RHI Group 2004 (IFRS)

Sales revenue: EUR 1,297.3 million (2003: EUR 1,232.6 million, plus 5.2%).

EBIT: EUR 135.6 million (2003: EUR 122.0 million, plus 11.1%).

Net income: EUR 99.7 million (2003: EUR 77.5 million, plus 28.6%).

Share of profit allocable to RHI AG shareholders: EUR 95.0 million (2003: EUR 72.9 million, plus 30.3%).

Undiluted earnings per share: EUR 4.63 (2003: EUR 3.65, plus 26.8%).

Diluted earnings per share: EUR 2.58 (2003: EUR 2.04, plus 26.5%).

The complete preliminary results will be published on March 17, 2003 as corporate news as well as on the home page of RHI AG under www.rhi-ag.com. This ad hoc announcement will be published in accordance with § 48 of the Stock Exchange Act and thus before the date given in the financial calendar.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI
CORPORATE NEWS

February 11, 2005

Didier takes over MARVO Feuerungs- und Industriebau GmbH

RHI Refractories, the core refractories business of RHI AG, already holds a 33.33% interest in MARVO Feuerungs- und Industriebau GmbH based in Kerpen/Germany through its subsidiary Didier-Werke AG, Wiesbaden/Germany.

Didier-Werke concluded a sales contract for a complete takeover of all business shares in MARVO today.

MARVO Feuerungs- und Industriebau is a specialist for lining industrial kilns with refractory products. With nearly 100 employees in Kerpen (North Rhine-Westphalia) and Siersleben (Saxony-Anhalt) and sales revenues of more than EUR 7 million, MARVO is excellently positioned as a provider of new refractory linings, repair services and emergency management, especially in Germany. MARVO has had longstanding relations with customers in the nonferrous metals, glass and steel industries.

With the takeover of MARVO, RHI Refractories is increasingly focusing attention on the growing importance of the refractories service component for its customers in Central Europe. RHI offers technologically highly developed refractory solutions and customized services from one source, while MARVO stands for individual planning and lining in industrial kiln construction as well as for complementary services suited to individual requirements in this customer-oriented concept.

The enforcement of the contracts concluded is still subject to antitrust approval.
The contracting parties have agreed not to publish the sale price.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI
CORPORATE NEWS

January 24, 2005

RHI receives USD 10 million from Halliburton subsidiary DII

RHI and the Halliburton subsidiary DII Industries ("DII") agreed in April 2004 to settle their legal disputes about an agreement made in the year 2002 regarding further payments in the context of the Chapter 11 proceedings of Harbison-Walker. In December 2003, DII initiated its own Chapter 11 proceedings in accordance with the US Bankruptcy Code and presented a plan of reorganization, which, among other things, provided for the establishment of trust funds for asbestos and silica-based claims against RHI's former US subsidiary Harbison-Walker and permanent channeling injunctions in accordance with Sections 524(g) and/or 105 of the US Bankruptcy Code with respect to such claims.

Following the agreements of April 2004, the DII plan of reorganization was amended with the objective to make RHI and its affiliates beneficiaries of the channeling injunctions contemplated by the DII plan of reorganization. DII also committed to pay USD 10.0 million to RHI and, on behalf of the RHI affiliates, USD 1.0 million to the asbestos and silica trusts.

In the course of the successful completion of its Chapter 11 proceedings, DII has now paid USD 10.0 million to RHI in accordance with its contractual obligations. RHI has thus taken another essential step towards ending the asbestos problems in the US as all present and future asbestos and silica-based claims against the former RHI subsidiary Harbison-Walker, which is currently still operating under Chapter 11, are diverted to the DII trust funds definitively and with legal security.

All other asbestos based claims against other former US companies of RHI are dealt with within the framework of the separate Chapter 11 proceedings of these companies, which have not been consolidated in the RHI Group since the end of 2001.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / markus.richter@rhi-ag.com

RHI
AD HOC

December 21, 2004

RHI strengthens Heraklith position in Central and Eastern Europe

Together with its Slovenian partner EuroVek d.o.o., the Insulating Division of RHI with its lead company Heraklith AG has held participating interests in the Slovenian stone wool producer Termo d.d. since 1997. Heraklith Group currently holds an interest of approx. 41.5% in Termo, while Termo and Heraklith each have a 50% stake in the Croatian company Termika d.d. and the Slovak company Izomat a.s. All the above companies have major stone wool productions and hold considerable market shares in the booming insulating markets of Central and Eastern Europe.

Heraklith signed an agreement to buy an initial 50% share of its partner EuroVek, providing for a complete takeover of the engineering company by 2008 at the latest. Together with Heraklith, EuroVek is one of the few specialists worldwide with outstanding expertise in their endeavours to establish and modernise stone wool productions for insulating materials. EuroVek has 35 specialised employees on its payroll and provides consulting services to insulating producers, particularly in Eastern Europe, Russia and Asia. EuroVek has a turnover of some €5 million and the company enjoys excellent profitability.

Through its acquisition of an initial 50% interest in EuroVek, Heraklith will also indirectly be obtaining additional Termo shares and Termo's participating interests in Termika and Izomat. The Heraklith stake in Termo will increase to over 60% and the company will thus be fully consolidated into the Heraklith Group and the RHI Group. Termo produces insulating material using stone wool and is market leader in Slovenia. Moreover, 75% of its production is exported, the main share consisting of "technical insulation" for the global market. Termo has a turnover of more than €55 million, its EBIT margin is currently at over 7%. Termika and Izomat have both already been consolidated into the Heraklith Group and RHI Group.

By acquiring EuroVek and through the associated increase in Termo, Termika and Izomat shares, Heraklith will be taking a decisive step toward improving its position as leading supplier of stone wool know-how and insulating material made of stone wool in Central and Eastern Europe. This move marks another stepping stone in the expansion toward these growth markets, particularly in Russia where EuroVek is currently modernising three of its stone wool factories.

Heraklith will make best possible use of the excellent growth prospects Eastern Europe have to offer while firmly continuing to strengthen its market position and thus the value of the insulating group.

The execution of the agreement concluded still requires prior approval by the national authorities. The parties to the agreement have agreed to keep the purchase price confidential.

For more information, please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
e-mail: markus.richter@rhi-ag.com

RHI

Corporate News

Dalian, November 30, 2004

Opening of the RHI Refractories plant in Dalian

- **RHI Refractories commissions a second plant in China to meet the constantly growing demand for high-quality refractory products in the Asian market**
- **First stage: investment total USD 36 million; annual production 40,000 tons of burnt basic refractory bricks; 300 employees**
- **The flexible concept of the plant allows product expansion at a later date as well as the installation of new product lines**

Today, 250 guests celebrated the official opening of the new refractories plant in Dalian, China, together with RHI Refractories. Among them were official representatives of the government and the city of Dalian, China's leading refractories scientists, the Chairman of the Supervisory Board of the RHI Group, Dr. Michael Gröller, August Francois von Finck, largest shareholder of the company, as well as numerous representatives of RHI's customers in China.

RHI Refractories Dalian Co., Ltd. is the 27th refractories production site worldwide in the RHI Group. RHI thus increases the density of its global production and service network further.

Refractories production meeting highest quality and environmental standards

In January 2003, RHI Refractories decided to establish a second Chinese production site in the Liaoning province in order to meet the constantly growing demand for high-quality refractory products in the region and to satisfy customer requirements even more efficiently in the future.

The Dalian location was chosen due to excellent logistic conditions ant the close proximity to the Chinese magnesite deposits.

In a first stage, RHI Refractories Dalian will produce 40,000 tons p.a. of burnt basic refractory bricks. These products support the industrial high-temperature processes of the cement industry, the steel industry, the non-ferrous metals industry and the glass industry.

The plant is designed in accordance with RHI's global quality and environmental standards. 300 people will be employed here, most of them coming from the immediate Dalian region. All employees holding key positions have been trained in Europe and will be supported by qualified European staff during the start-up period of the plant.

Long-standing experience in China

Until 1995, RHI Refractories operated with local sales offices exclusively in the Chinese market. Rrefractory products were imported. In 1995, Veitsch-Radex Liaoning Co., Ltd. (today: "RHI Refractories Liaoning Co., Ltd.") was established in Bayuquan, also in the Liaoning province, as a joint venture in cooperation with the Chinese partner Metallurgical Import & Export Liaoning Co. In 1997, a brick and mixes factory was commissioned.

In 2002, the brick factory hit its capacity limit and was subsequently extended 75,000 annual tons. Total production of refractory bricks and mixes thus rose to 100,000 tons per year.

For further information please contact:
RHI AG / Volkmar Weilguni
Phone +43 (0) 50213-6345 / volkmar.weilguni@rhi-ag.com

www.rhi-ag.com

RHI Group >> Quarterly Report III/2004



Key Figures RHI Group (according to IFRS)

in € million	Q1 - Q3 2004	Q1 - Q3 2003	Change in %
Sales revenue	**958.8**	920.7	4.1
EBITDA	**124.8**	120.0	4.0
EBITDA margin (in %)	**13.0%**	13.0%	
EBIT	**88.8**	83.1	6.9
EBIT margin (in %)	**9.3%**	9.0%	
Net income before income taxes	**64.3**	52.5	22.5
Net income	**37.0**	34.6	6.9
Undiluted earnings per share (in €)	**1.57**	1.49	5.4
Cash flow from operating activities	**55.7**	48.9	13.9
Employees	**7,776**	7,819	

RHI

Business Development RHI Group Quarterly Report III/2004

The RHI Group's good development of the first half also continued in the third quarter of 2004. RHI Refractories (Refractories division) confirmed the EBIT margin of 11.2%; Heraklith (Insulating) showed a clearly improved EBIT margin of 9.7% in the quarter under review, which reflects the successful completion of restructuring. In addition, both RHI divisions continued their sales growth. RHI Refractories increased its worldwide sales revenues by 6.1% in the first nine months of 2004, adjusted for foreign currency effects by 9.3%, while Heraklith improved sales revenues by 10.1% in the first three quarters.

The two divisions also improved their operating results both quarter-on-quarter and year-on-year, the EBIT margin in the RHI Group amounted to a positive 9.3% (previous year: 9.0%). Overall, the RHI group reported sales revenues in the amount of € 958.8 million (previous year: € 920.7 million) in the first three quarters of 2004, up 4.1%. The growth recorded at RHI Refractories and Heraklith is not fully visible because € 21.7 million of sales revenue was deconsolidated due to the sale of the waterproofing activities in the previous year. On a comparable basis, consolidated sales revenue was up 6.7%.

RHI also continued the positive earnings development in 2004. EBITDA amounted to € 124.8 million (previous year: € 120.0 million), and, at € 88.8 million (previous year: € 83.1 million), EBIT exceeded the figure of the previous year by 6.9%. As a result of the better EBIT and an improved financial result, net income before income taxes rose by 22.5% to € 64.3 million (previous year: € 52.5 million). In comparison, the group's net income increased more slowly by 6.9% to € 37.0 million (previous year: € 34.6 million), after the effects of the Austrian tax reform 2004, and thus one-off, non-cash-effective deferred tax assets amounting to € -11.3 million already affected the half-year result. Without this effect, net income would have increased by 40%.

Cash flow from operating activities amounted to € 55.7 million (previous year: € 48.9 million) in the first nine months of the year. Cash flow from investing activities was € -32.2 million (previous year: € -13.4 million); this figure reflects, above all, the expansion of the refractories capacities in China. Interest-bearing financial liabilities were reduced by € 14.3 million and amounted to € 282.3 million at September 30, 2004.

At October 1, 2004, 309 convertible bonds of the 1,809 subordinated convertible bonds of tranche B issued by RHI in 2002 were converted into RHI shares. 353 bonds of tranche B have been converted to date; the number of RHI shares consequently rose to a total of 21,861,539 as of October 1, 2004. As a result of the latest conversion, equity rose by € 12.4 million; overall, equity in the group has thus far improved by € 49.9 million in 2004, in particular due to the positive earnings development.

The Chapter 11 proceedings of certain formerly affiliated US companies, which have been pending in the USA since 2002, will not be completed in 2004. The US companies were granted the exclusive right, extended until December 31, 2004, by the court in Pittsburgh to present plans of reorganization. These plans will then be examined by the parties involved and are subject to a final review by the court. Following the court's approval of the plans the agreements with the previous owners of the US companies which affect RHI can be implemented.

RHI Refractories

	3rd Quarter		Q1 - Q3	
in € million	**2004**	2003	**2004**	2003
Sales revenue	**274.3**	254.7	**818.6**	771.4
EBITDA	**40.4**	37.5	**120.6**	116.3
EBITDA margin	**14.7%**	14.7%	**14.7%**	15.1%
EBIT	**30.7**	27.8	**91.4**	87.0
EBIT margin	**11.2%**	10.9%	**11.2%**	11.3%
Employees	**6,012**	5,744	**5,901**	5,751

The core business **RHI Refractories** (Refractories division) contributed € 818.6 million (previous year: € 771.4 million) to consolidated sales revenue in the first three quarters of 2004, an increase by 6.1% or, adjusted for currency effects, by 9.3%. Refractories sales volume grew by 10.2% to 1,240,000 tons in the period under review.

In the business units Steel & Flow Control, business developed well due to the ongoing excellent capacity utilization in the steel industry worldwide; sales volume levels of the previous year were surpassed in all regions. The good situation of the steel industry was still carried by exports to Asia. It is especially the continuing demand in China that contributes to the currently above-average utilization of the steel capacities worldwide. According to estimates of the steel industry, this positive trend, which has also led to substantially higher prices of steel and raw materials since 2003, is expected to persist in the medium term. Major steel producers, who are among the customers of RHI Refractories, have announced an expansion of their steel capacities through new projects or company takeovers. The level of consolidation in the steel industry, which is still relatively low compared to other industries, will speed up significantly in the coming years according to industry estimates, with positive effects on the demand for high-grade refractories solutions. With its worldwide production and sales network, RHI Refractories is excellently positioned as a global supplier.

Against this backdrop, business again experienced an above-average growth, especially in the Asia/Pacific region due market share gains in China and India. Upgraded and new steel productions increasingly require refractory solutions that RHI can offer as well at its second plant in China when it launches production in November 2004. In the region Europe, sales volume and sales revenue were also increased due to a stronger presence in Eastern Europe and Russia. A sales office was opened in Moscow in order to improve proximity to customers and efficiency in market penetration efforts.

The steel industry in Central and South America benefited from the improved framework conditions worldwide in 2004. In this positive environment, RHI experienced a satisfactory growth of business volume. In the region Canada/USA, RHI recorded an increase in sales volume; the negative effects of the changed US dollar/euro exchange rate on sales revenue were successfully offset.

Sales revenues of the business units Glass and Cement & Lime in the first three quarters of 2004 exceeded the good level of the previous year. Attractive projects were acquired worldwide. Sales revenues of the business units Non-ferrous Metals and Environment, Energy, Chemicals in the first nine months of 2004 fell short of the figures of the previous year for project-related reasons.

RHI Refractories reported sales revenues in the amount of € 818.6 million (previous year: € 771.4 million) in the first three quarters of 2004, EBIT of € 91.4 million (previous year: € 87.0 million) and an EBIT margin of 11.2%. The negative impacts of the US dollar/euro exchange rate, which has deteriorated by approx. 9% compared to last year, and of higher raw material and shipping costs on sales revenue and EBIT were thus successfully compensated.

Heraklith

	3rd Quarter		Q1 - Q3	
in € million	**2004**	2003	**2004**	2003
Sales revenue	**49.6**	46.5	**136.4**	123.9
EBITDA	**7.1**	5.5	**14.3**	11.4
EBITDA margin	**14.3%**	11.8%	**10.5%**	9.2%
EBIT	**4.8**	3.1	**7.6**	4.2
EBIT margin	**9.7%**	6.7%	**5.6%**	3.4%
Employees	**1,715**	1,727	**1,716**	1,707

Heraklith (Insulating division) reported sales revenues of € 136.4 million (previous year: € 123.9 million) in the first three quarters of 2004, up 10.1% on the same period of the previous year. Very positive increases in sales volume, and thus market share gains in rock-wool insulating materials for building construction, were again achieved in attractive growth markets such as Russia and the new EU countries in Central and Eastern Europe.

Overall, framework conditions in the construction and construction materials markets in Western Europe were still weak in the third quarter of 2004, with no sustainable recovery in the construction sector to be expected, especially in Germany. However, Heraklith reported growing sales in this region as a result of improved market penetration efforts. Business with industrial insulating materials for roof and technical insulation continued to develop very well in the first three quarters of 2004.

The market success of the new wood-wool product line Heradesign®, which is now exported to more than 30 countries, also contributed to the increase in sales revenue. Sales volume of natural insulating materials increasingly benefits from the demand for ecologically sound building materials.

By employing innovative and cost-cutting production technologies at the Heraklith plants, margins can also be improved continuously. Heraklith increased EBIT to € 7.6 million (previous year: € 4.2 million) in the first three quarters of 2004. This continuous earnings improvement for the third consecutive year proves that the restructuring of the plants and marketing efforts in Western Europe and the consistent orientation towards the growth markets in Eastern Europe have taken effect.

Outlook

The overall positive trends for sales volume and sales revenue of the first three quarters should be confirmed in the remaining months of 2004.

The global framework conditions for RHI Refractories, which are essentially determined by the major client industries and raw material markets, are not likely to change substantially in early 2005, with further price increases in raw materials and energy to be expected. The level of incoming orders remains good.
The outlook for Heraklith is characterized by the positive development in Eastern Europe and a persisting weak market environment in Western Europe. The order situation at Heraklith remains good.

Overall the earnings outlook for 2004 is positive. RHI expects a similarly good operating result as in the previous year.

Dr. H. Draxler Dr. A. Meier

Dr. E. Zehetner

RHI Group
Quarterly Report III/2004

Balance Sheet

ASSETS	30.09.2004 in € million	31.12.2003 in € million
Non-current assets		
Property, plant and equipment	454.9	453.8
Goodwill	17.4	17.3
Other intangible assets	8.3	7.9
Investments in associated companies	36.2	37.2
Financial assets	31.4	31.4
Long-term receivables	5.6	5.6
Deferred tax assets	46.9	60.3
	600.7	**613.5**
Current assets		
Inventories	251.6	223.6
Trade and other current receivables	307.4	275.8
Current portion of long-term receivables	1.7	4.7
Receivables from income taxes	16.6	16.8
Securities and investments	5.1	5.2
Cash and cash equivalents	27.3	31.1
	609.7	**557.2**
	1,210.4	**1,170.7**

EQUITY AND LIABILITIES		
Equity capital, allocable to RHI AG shareholders		
Common stock	159.0	145.7
Group reserves	-567.8	-602.0
	-408.8	-456.3
Minority interests	36.0	33.6
	-372.8	**-422.7**
Long-term debt		
Subordinated liabilities payable to financial institutions	400.0	400.0
Subordinated convertible bonds	121.2	130.0
Subordinated debt	521.2	530.0
Other long-term financial liabilities	213.5	227.3
Deferred tax liabilities	39.5	29.1
Provisions for personnel expenses	317.6	319.2
Other long-term provisions	2.5	2.5
Other long-term liabilities	47.2	57.4
	620.3	**635.5**
	1,141.5	**1,165.5**
Current liabilities		
Trade and other current payables	281.5	266.2
Current financial liabilities	68.8	69.3
Liabilities from income tax	19.1	20.1
Current provisions	72.3	72.3
	441.7	**427.9**
	1,210.4	**1,170.7**

Quarterly Report III/2004

Income Statement

in € million	3rd Quarter 2004	3rd Quarter 2003	Q1 - Q3 2004	Q1 - Q3 2003
Sales revenue	**326.8**	**307.3**	**958.8**	**920.7**
Change in inventory and other own work capitalized	2.4	3.1	9.5	8.6
Other income	5.4	14.8	24.0	39.6
Cost of material and other production services	-145.2	-135.6	-425.8	-407.7
Personnel expenses	-83.0	-81.1	-248.2	-245.0
Amortization of goodwill	0.0	-0.3	0.0	-1.1
Amortization of other intangible assets and depreciation of property, plant and equipment	-12.0	-11.9	-36.0	-35.8
Other expenses	-61.3	-67.1	-193.5	-196.2
Operating result (EBIT)	**33.1**	**29.2**	**88.8**	**83.1**
Financial result	-8.7	-9.5	-26.8	-30.9
Result from associated companies	0.9	0.0	2.3	0.3
Net income before income taxes	**25.3**	**19.7**	**64.3**	**52.5**
Income taxes	-6.4	-6.1	-27.3	-17.9
Net income	**18.9**	**13.6**	**37.0**	**34.6**
Share of profit allocable to				
RHI AG shareholders	17.0	11.5	32.3	29.7
Minorities	1.9	2.1	4.7	4.9
	18.9	13.6	37.0	34.6
in €				
Undiluted earnings per share	0.81	0.58	1.57	1.49
Diluted earnings per share	0.49	0.34	0.96	0.89

Cash Flow Statement

in € million	2004	2003
Cash and cash equivalents at 01.01.	**31.1**	**45.8**
Cash flow from operating activities	55.7	48.9
Cash flow from investing activities	-32.2	-13.4
Cash flow from financing activities	-27.3	-57.5
Change in cash and cash equivalents	-3.8	-22.0
Cash and cash equivalents at 30.09.	**27.3**	**23.8**

Statement of Changes in Equity

in € million	2004	2003
Equity at 01.01.	**-422.7**	**-466.2**
Net income	37.0	34.6
Differences from foreign currency translations	1.0	-11.3
Dividend payments	-2.1	-2.4
Other changes not affecting result	14.0	-7.7
Equity at 30.09.	**-372.8**	**-453.0**

RHI Share
Quarterly Report III/2004

Stock market figures

in €	**2004**	2003
Low	15.55	7.44
High	19.50	15.50
Share price at 30.09.	17.80	12.09
Market capitalization (€ million)	358.9	240.8

Financial calendar for 2005

Preliminary result 2004	March 17, 2005
Final result 2004	April 21, 2005
Results Q1	May 4, 2005
Annual General Meeting	May 19, 2005
Half-year results	July 28, 2005
Results Q3	October 27, 2005

Performance of the RHI share 10/2003 – 9/2004



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Aug 04
Sep 04

The shares of RHI AG are traded on the Vienna Stock Exchange. At the Vienna Stock Exchange, RHI is represented in the Prime Market and the Austrian Traded Index ATX, the lead index and most important trading segment of the Austrian capital market. At 01.10.2004, 21,861,539 common shares of no par value with voting rights of RHI AG were admitted to trading.

ISIN

RHI share: AT0000676903

Convertible bond
tranche A: AT0000443049

Convertible bond
tranche B: AT0000443056

Information on RHI

Investor Relations
Markus Richter
Tel: +43/ 0 / 50213-6123
Fax: +43/ 0 / 50213-6130
E-Mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

RHI

RHI
AD HOC

November 3, 2004

RHI confirms positive growth and earnings trends

The RHI Group's good development of the first half continued in the third quarter of 2004. RHI Refractories (Refractories division) confirmed the EBIT margin of 11.2%; Heraklith (Insulating) showed a clearly improved EBIT margin of 9.7% in the quarter under review, which reflects the successful completion of restructuring.

The two divisions also improved their operating results both quarter-on-quarter and year-on-year, and the EBIT margin in the RHI Group amounted to a positive 9.3% (previous year: 9.0%). Overall, the RHI group reported sales revenues in the amount of € 958.8 million (previous year: € 920.7 million) in the first three quarters of 2004, up 4.1%. The growth recorded at RHI Refractories and Heraklith is not fully visible because € 21.7 million of sales revenue was deconsolidated due to the sale of the waterproofing activities in the previous year. On a comparable basis, consolidated sales revenue was up 6.7%.

RHI Refractories contributed € 818.6 million (previous year: € 771.4 million) to consolidated sales revenue, an increase by 6.1% or, adjusted for currency effects, by 9.3%. EBIT amounted to € 91.4 million (previous year: € 87.0 million) and an EBIT margin of 11.2%. The negative impacts of the US dollar/euro exchange rate, which has deteriorated by approx. 9% compared to last year, and of higher raw material and shipping costs on sales revenue and EBIT were thus successfully compensated.

Heraklith increased sales revenue by 10% to € 136.4 million (previous year: € 123.9 million); EBIT developed positive and achieved € 7.6 million (previous year: € 4.2 million).

RHI continued the positive earnings development in 2004. EBITDA amounted to € 124.8 million (previous year: € 120.0 million), and, at € 88.8 million (previous year: € 83.1 million), EBIT exceeded the figure of the previous year by 6.9%. As a result of the better EBIT and an improved financial result, net income before income taxes rose by 22.5% to € 64.3 million (previous year: € 52.5 million).

In comparison, the group's net income increased more slowly by 6.9% to € 37.0 million (previous year: € 34.6 million), after the effects of the Austrian tax reform 2004, and thus one-off, non-cash-effective deferred tax assets amounting to € -11.3 million already affected the half-year result. Without this effect, net income would have increased by 40%.

The overall positive trends for sales volume and sales revenue of the first three quarters should be confirmed in the remaining months of 2004. The global framework conditions for RHI Refractories, which are essentially determined by the major client industries and raw material markets, are not likely to change substantially in early 2005, with further price increases in raw materials and energy to be expected. The level of incoming orders remains good. The outlook for Heraklith is characterized by the positive development in Eastern Europe and a persisting weak market environment in Western Europe. The order situation at Heraklith remains good. Overall the earnings outlook for 2004 is positive. RHI expects a similarly good operating result as in the previous year.

RHI Quarterly Reports Online: http://www.rhi-ag.com/internet/en/corpsvc/ir/Reports_20-_20Online.html

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI

RHI Group

Income Statement

in € million	01.07.2004 - 30.09.2004	01.07.2003 - 30.09.2003	01.01.2004 - 30.09.2004	01.01.2003 - 30.09.2003
Sales revenue	**326.8**	**307.3**	**958.8**	**920.7**
Change in inventory and other own work capitalized	2.4	3.1	9.5	8.6
Other income	5.4	14.8	24.0	39.6
Cost of material and other production services	-145.2	-135.6	-425.8	-407.7
Personnel expenses	-83.0	-81.1	-248.2	-245.0
Amortization of goodwill	0.0	-0.3	0.0	-1.1
Amortization of other intangible assets and depreciation of property, plant and equipment	-12.0	-11.9	-36.0	-35.8
Other expenses	-61.3	-67.1	-193.5	-196.2
Operating result (EBIT)	**33.1**	**29.2**	**88.8**	**83.1**
Financial result	-8.7	-9.5	-26.8	-30.9
Result from associated companies	0.9	0.0	2.3	0.3
Net income before income taxes	**25.3**	**19.7**	**64.3**	**52.5**
Income taxes	-6.4	-6.1	-27.3	-17.9
Net income	**18.9**	**-13.6**	**37.0**	**34.6**
Share of profit allocable to				
RHI AG shareholders	17.0	11.5	32.3	29.7
Minorities	1.9	2.1	4.7	4.9
	18.9	13.6	37.0	34.6
in €				
Undiluted earnings per share	0.81	0.58	1.57	1.49
Diluted earnings per share	0.49	0.34	0.96	0.89

Segment reporting

in € million	01.07.2004 - 30.09.2004	01.07.2003 - 30.09.2003	01.01.2004 - 30.09.2004	01.01.2003 - 30.09.2003
Sales revenue	**326.8**	**307.3**	**958.8**	**920.7**
Refractories	274.3	254.7	818.6	771.4
Insulating	49.6	46.5	136.4	123.9
Other/Consolidation	2.9	6.1	3.8	25.4
EBITDA	**45.1**	**41.4**	**124.8**	**120.0**
Refractories	40.4	37.5	120.6	116.3
Insulating	7.1	5.5	14.3	11.4
Overhead/other	-2.4	-1.6	-10.1	-7.7
EBIT	**33.1**	**29.2**	**88.8**	**83.1**
Refractories	30.7	27.8	91.4	87.0
Insulating	4.8	3.1	7.6	4.2
Overhead/other	-2,4	-1.7	-10.2	-8.1
EBIT margin	**10,1%**	**9.5%**	**9.3%**	**9.0%**
Refractories	11.2%	10.9%	11.2%	11.3%
Insulating	9.7%	6.7%	5.6%	3.4%

RHI
AD HOC

September 13,2004

Equity improves EUR 12.36 million by conversion of bonds

RHI issued a subordinated convertible bond tranche B in 2002. The conversion of the bonds into 5,500 RHI AG shares each has been possible at the beginning of each quarter since January 1, 2003. 44 bonds of a total of 1,809 convertible bonds tranche B have been converted to 242,000 RHI shares so far, the total number of shares last amounted to 20,162,039.

Effective October 1, 2004, 309 of the convertible bonds tranche B were announced for conversion into 1,699,500 RHI shares. The RHI Board passed the required resolution on the issue of new RHI shares today.

Following approval of the supervisory board and registration in the commercial register, RHI will apply for the admission of the new shares for trading effective from October 1, 2004 with the Vienna Stock Exchange. The total number of RHI shares will then increase to 21,861,539, subject to the required approvals.

RHI Group equity will increase by EUR 12.36 million following the conversions. The interest result 2004 will improve by EUR 0.74 million because the right to interest for 2004 for the bonds announced for conversion expires.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI Group >> Half-year Report 2004



Key Figures RHI Group (according to IFRS)

in € million	I[st] Half 2004	I[st] Half 2003	Change in %
Sales revenue	**632.0**	613.4	3.0
EBITDA	**79.7**	78.6	1.4
EBITDA margin (in %)	**12.6%**	12.8%	
EBIT	**55.7**	53.9	3.3
EBIT margin (in %)	**8.8%**	8.8%	
Net income before income taxes	**39.0**	32.8	18.9
Net income	**18.1**	21.0	-13.8
Undiluted earnings per share (in €)	**0.76**	0.91	-16.5
Cash flow from operating activities	**25.2**	20.1	25.4
Employees	**7,712**	7,811	-1.3

RHI

Business Development RHI Group Half-year Report 2004

Business development of the RHI Group was characterized by positive growth in both divisions in the first half of 2004. RHI Refractories increased sales revenue worldwide by 5.3%, adjusted for currency effects by 9.2%; Heraklith (Insulating) improved sales revenue by a very good 12.1%. Hence, both divisions also continued to improve their operating results. Moreover, at Heraklith, the restructuring measures of the previous years increasingly show an effect on results.

Overall, the RHI Group reported sales revenues of € 632.0 million (previous year: € 613.4 million) in the first half of 2004, which corresponds to a 3.0% increase. The good growth rates in the two divisions Refractories and Insulating are not yet fully visible because sales revenues in the amount of € 18.4 million were deconsolidated as a result of the sale of the Waterproofing activities in the previous year. Adjusted for this effect, sales revenue improved by 6.2%.

RHI continued the positive development of operating results in the first half of 2004. EBITDA amounted to € 79.7 million (previous year: € 78.6 million); EBIT, at € 55.7 million (previous year: € 53.9 million), also exceeded the level of the previous year. The EBIT margin reached 8.8% again. Net income before income taxes rose by 18.9% to € 39.0 million (previous year: € 32.8 million) due to the improved EBIT and a better financial result. The group's net income, at € 18.1 million (previous year: € 21.0 million) in the first half, did not match the comparative figure of the previous year because the effects of the tax reform 2004 (especially reduction of the Austrian corporation tax from 34% to 25%) had to be taken into account. As a result of this tax reduction, deferred tax assets due to loss carry-forwards had to be revalued once in accordance with IFRS and recognized as affecting results. The resulting one-off effect contained in income taxes, which is non-cash effective, amounts to € -11.3 million.

Cash flow from operating activities, at € 25.2 million in the first half of 2004 (previous year: € 20.1 million), exceeded the figure of the previous year. Interest-bearing financial liabilities in the RHI Group were reduced by € 9.8 million in the first half of 2004 and amounted to € 286.8 million at June 30, 2004. Due to the significant business expansion, a temporary increase in working capital occurred in both RHI divisions in the first half of 2004, both in customer receivables and inventories, especially caused by systematic raw material purchases.

In early April 2004, RHI and some of its group companies, entered into important settlement agreements with the previous owners of certain formerly affiliated US companies and with these companies themselves, which have been operating under Chapter 11 of the US Bankruptcy Code since early 2002. All agreements entered into are subject to the approval by the court in Pittsburgh. RHI illustrated the key issues of these agreements in detail in the Quarterly Report I/2004. The implementation of all agreements can be effected as soon as the court in Pittsburgh approves the plans of reorganization of the companies operating under Chapter 11. The companies were granted the exclusive right by the court in Pittsburgh until August 31, 2004 to present revised plans of reorganization, which, among other things, also include the above-mentioned agreements. In late July the companies applied for an extension of this period until December 31, 2004 with the court. Subsequently, these plans will be examined by the parties affected and then reviewed by the court. With the approval of the plans by the court, the above-mentioned agreements, which affect RHI AG and some of its group companies, can be implemented. From today's perspective, this should be possible by the first quarter of 2005.

RHI Refractories

	2nd Quarter		**1st Half**	
in € million	**2004**	2003	**2004**	2003
Sales revenue	**281.1**	260.1	**544.3**	516.7
EBITDA	**41.9**	38.9	**80.2**	78.8
EBITDA margin	**14.9%**	15.0%	**14.7%**	15.3%
EBIT	**31.6**	29.1	**60.7**	59.2
EBIT margin	**11.2%**	11.2%	**11.2%**	11.5%
Employees	**5,850**	5,682	**5,842**	5,753

The core business **RHI Refractories** contributed € 544.3 million (previous year: € 516.7 million) to consolidated sales revenue in the first half of 2004, an increase by 5.3% or, adjusted for currency effects, by 9.2%. Refractories sales volume grew by 10.9% to 831,000 tons in the reporting period.

In the business unit Steel & Flow Control, business in Europe developed positively due to the continuing good capacity utilization in the steel industry in Eastern and Western Europe as well as in Russia. RHI again exceeded the figures of the previous year. The good situation in the steel industry in the above-mentioned regions was still carried by exports to Asia and especially to China.

In the Asia/Pacific region, the positive trend in the Steel & Flow Control segment also continued unabated in the first half of 2004; modernized and new production capacities especially in China increasingly require technologically sophisticated refractories solutions. RHI continued its above-average business expansion by increasing market shares especially in China and India. As a result of these successes in the Asian steel industry as well as in other RHI customer industries, a rapid capacity utilization of RHI's second plant in China will be ensured when production is launched in November 2004.

Following a weak phase of the steel industry in Central and South America due to economic and currency problems, an improvement in business conditions became tangible in this region in the first half of 2004, with some producers also benefiting from demand from China. In this environment RHI was able to increase sales revenues and more than offset the negative effects of the changes in the US dollar/euro exchange rate.

In the region Canada/USA the situation of the steel industry showed little change compared to last year. RHI Refractories was not able to fully compensate the changed US dollar/euro exchange rate, and business volume was slightly below the level of the previous year.

The business units Glass and Cement & Lime in the first half of 2004 once again recorded an improvement on the good sales revenue level of the previous year; economically attractive projects were acquired. Sales revenues of the business units Nonferrous Metals and Environment, Energy, Chemicals were still below the comparative figures of the previous year due to project reasons. However, a recovery effect is expected in the second half of the year due to delayed tenders and contract awarding processes on the part of customers.

RHI Refractories reported sales revenues in the amount of € 544.3 million worldwide in the first half of 2004, and EBIT of € 60.7 million (previous year: € 59.2 million), which corresponds to an EBIT margin of 11.2%. Negative effects of the 11% change in the US dollar/euro relation on sales revenue and EBIT were thus once again compensated.

Heraklith

	2nd Quarter		Ist Half	
in € million	**2004**	2003	**2004**	2003
Sales revenue	**47.5**	42.4	**86.8**	77.4
EBITDA	**4.9**	4.7	**7.2**	5.9
EBITDA margin	**10.3%**	11.1%	**8.3%**	7.6%
EBIT	**2.7**	2.3	**2.8**	1.1
EBIT margin	**5.7%**	5.4%	**3.2%**	1.4%
Employees	**1,719**	1,692	**1,714**	1,697

Heraklith (Insulating) reported sales revenues of € 86.8 million (previous year: € 77.4 million) in the first half of 2004, up 12.1% on the same period of the previous year. Heraklith thus continued the positive trend of the first quarter.

Especially in Russia and the important markets of the new EU countries, increases in sales volume and thus gains in market share were achieved. Despite the persisting weak economic framework conditions in the construction industry in Western Europe, Heraklith increased sales revenues in this region. Business in the areas of industrial insulating materials and natural insulating materials continued to experience a very good development.

As a result of the completed restructuring measures and a consistent introduction of innovative and cost-cutting production technologies at Heraklith's plants, margins also improved further. The market success of new product lines such as Heradesign® in now more than 30 export markets and a stabilizing price level for the first time in years in Western Europe also contributed to a substantial improvement in profitability.

In the first half of 2004, Heraklith more than doubled the operating result as compared to the previous year, EBIT amounted to positive € 2.8 million (previous year: € 1.1 million). The continuous improvement in results for the third consecutive year proves that the restructuring of the plants and market penetration in Western Europe, with a consistent focus on the emerging markets in Eastern Europe at the same time, has been successful.

Outlook

The level of incoming orders in the RHI Group remains good worldwide; the positive trends in sales volume and revenue from the first half should be confirmed as the year 2004 progresses. The impact of the further on very high raw material and energy prices as well as freight costs and on the other hand the price increases introduced by RHI on the operating result in the second half of 2004 can currently not yet be estimated accurately.

Overall, the earnings outlook for 2004 is positive, RHI expects a similarly good operating result as in the previous year.

Dr. H. Draxler　　Dr. A. Meier

Dr. E. Zehetner

RHI Group
Half-year Report 2004

Balance Sheet

ASSETS	**30.06.2004** in € million	31.12.2003 in € million
Non-current assets		
Property, plant and equipment	454.3	453.8
Goodwill	17.4	17.3
Other intangible assets	8.9	7.9
Investments in associated companies	36.1	37.2
Financial assets	31.4	31.4
Long-term receivables	5.6	5.6
Deferred tax assets	47.4	60.3
	601.1	**613.5**
Current assets		
Inventories	238.7	223.6
Trade and other current receivables	317.1	275.8
Current portion of long-term receivables	2.6	4.7
Receivables from income taxes	17.2	16.8
Securities and investments	5.6	5.2
Cash and cash equivalents	18.3	31.1
	599.5	**557.2**
	1,200.6	**1,170.7**

EQUITY AND LIABILITIES		
Equity capital, allocable to RHI AG shareholders		
Common stock	146.5	145.7
Group reserves	-583.4	-602.0
	-436.9	-456.3
Minority interests	35.0	33.6
	-401.9	**-422.7**
Long-term debt		
Subordinated liabilities payable to financial institutions	400.0	400.0
Subordinated convertible bonds	129.8	130.0
Subordinated debt	529.8	530.0
Other long-term financial liabilities	233.9	227.3
Deferred tax liabilities	35.4	29.1
Provisions for personnel expenses	318.6	319.2
Other long-term provisions	2.5	2.5
Other long-term liabilities	57.4	57.4
	647.8	**635.5**
	1,177.6	**1,165.5**
Current liabilities		
Trade and other current payables	276.5	266.2
Current financial liabilities	52.9	69.3
Liabilities from income tax	16.9	20.1
Current provisions	78.6	72.3
	424.9	**427.9**
	1,200.6	**1,170.7**

RHI Group
Half-year Report 2004

Income Statement

in € million	2nd Quarter 2004	2nd Quarter 2003	1st Half 2004	1st Half 2003
Sales revenue	329.7	314.8	632.0	613.4
Change in inventory and other own work capitalized	1.4	1.5	7.1	5.5
Other income	13.0	12.4	18.6	24.8
Cost of material and other production services	-147.5	-140.2	-280.6	-272.1
Personnel expenses	-85.3	-81.7	-165.2	-163.9
Amortization of goodwill	0.0	-0.3	0.0	-0.8
Amortization of other intangible assets and depreciation of property, plant and equipment	-12.6	-12.0	-24.0	-23.9
Other expenses	-68.3	-65.9	-132.2	-129.1
Operating result (EBIT)	**30.4**	**28.6**	**55.7**	**53.9**
Financial result	-8.6	-11.1	-18.1	-21.4
Result from associated companies	0.7	0.3	1.4	0.3
Net income before income taxes	**22.5**	**17.8**	**39.0**	**32.8**
Income taxes	-16.8	-6.8	-20.9	-11.8
Net income	**5.7**	**11.0**	**18.1**	**21.0**
Share of profit allocable to				
RHI AG shareholders	4.0	9.2	15.3	18.2
Minorities	1.7	1.8	2.8	2.8
	5.7	11.0	18.1	21.0
in €				
Undiluted earnings per share	0.20	0.46	0.76	0.91
Diluted earnings per share	0.14	0.28	0.47	0.55

Cash Flow Statement

in € million	2004	2003
Cash and cash equivalents at 1.1.	**31.1**	**45.8**
Cash flow from operating activities	25.2	20.1
Cash flow from investing activities	-16.4	-6.9
Cash flow from financing activities	-21.6	-30.0
Change in cash and cash equivalents	-12.9	-16.2
Cash and cash equivalents at 30.6.	**18.3**	**29.0**

Statement of Changes in Equity

in € million	2004	2003
Equity at 1.1.	**-422.7**	**-466.2**
Net income	18.1	21.0
Differences from foreign currency translations	3.5	-8.5
Dividend payments	-1.9	-2.3
Other changes not affecting result	1.1	-5.7
Equity at 30.6.	**-401.9**	**-461.7**

RHI Share
Half-year Report 2004

Stock Market figures

in € million	Ist Half 2004	2003
Low	**15.55**	7.44
High	**19.50**	11.50
Share price at 30.6.	**18.51**	10.35
Market capitalization (€ million)	**371.4**	206.2

Financial calendar for 2004

Annual General Meeting	May 27, 2004
Half-year results	August 3, 2004
Results Q3	November 3, 2004

Performance of the RHI share 7/2003 – 6/2004



20.00
18.00
16.00
14.00
12.00
10.00
8.00
EUR
ATX relative
RHI
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04

The shares of RHI AG are traded on the Vienna Stock Exchange. At the Vienna Stock Exchange, RHI is represented in the Prime Market and the Austrian Traded Index ATX, the lead index and most important trading segment of the Austrian capital market. At 01.07.2004, 20,162,039 common shares of no par value with voting rights of RHI AG were admitted to trading.

ISIN

RHI share: AT0000676903

Convertible bond
tranche A: AT0000443049

Convertible bond
tranche B: AT0000443056

Information on RHI

Investor Relations
Markus Richter
Phone: +43/ 0 / 50213-6123
Fax: +43/ 0 / 50213-6130
E-Mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

RHI
AD HOC

August 3, 2004

RHI with positive growth in both divisions

Business development of the RHI Group was characterized by positive growth in both divisions in the first half of 2004. RHI Refractories increased sales revenue worldwide by 5.3%, adjusted for currency effects by 9.2%; Heraklith (Insulating) improved sales revenue by even 12.1%. Hence, both divisions also continued to improve their operating results. Overall, the RHI Group reported sales revenues of € 632.0 million (previous year: € 613.4 million) in the first half of 2004, an increase by 3.0%. The growth rates in Refractories and Insulating are partly compensated because sales revenues in the amount of € 18.4 million were deconsolidated as a result of the sale of the Waterproofing activities in the previous year. RHI continued the positive development of operating results. EBITDA amounted to € 79.7 million (previous year: € 78.6 million); EBIT, at € 55.7 million (previous year: € 53.9 million), also exceeded the level of the previous year. The EBIT margin reached 8.8% again. Net income before income taxes rose by 18.9% to € 39.0 million (previous year: € 32.8 million).

RHI Refractories contributed € 544.3 million (previous year: € 516.7 million) to consolidated sales revenue in the first half of 2004, an increase by 5.3% or, adjusted for currency effects, by 9.2%. Refractories sales volume grew by 10.9% to 831,000 tons in the reporting period. EBIT amounted to € 60.7 million (previous year: € 59.2 million), which corresponds to an EBIT margin of 11.2%. Negative effects of the 11% change in the US dollar/euro relation on sales revenue and EBIT were thus compensated.
Heraklith increased sales revenues of € 86.8 million (previous year: € 77.4 million) significantly up to 12.1%. Heraklith more than doubled the operating result, EBIT amounted to positive € 2.8 million (previous year: € 1.1 million).

The group's net income, at € 18.1 million (previous year: € 21.0 million) in the first half, did not match the comparative figure of the previous year because the effects of the tax reform 2004 (especially reduction of the Austrian corporation tax from 34% to 25%) had to be taken into account. As a result, deferred tax assets due to loss carry-forwards had to be revalued once in accordance with IFRS and recognized as affecting results. The resulting one-off effect contained in income taxes, which is non-cash effective, amounts to € -11.3 million. Without this effect net income would have increased by 40%.
Cash flow from operating activities, at € 25.2 million in the first half of 2004 (previous year: € 20.1 million), exceeded the figure of the previous year. Interest-bearing financial liabilities in the RHI Group were reduced by € 9.8 million in the first half of 2004 and amounted to € 286.8 at June 30, 2004.

The level of incoming orders in the RHI Group remains good worldwide; the positive trends in sales volume and revenue from the first half should be confirmed as the year 2004 progresses. The impact of the further on high raw material and energy prices as well as freight costs and on the other hand the price increases introduced by RHI on the operating result in the second half of 2004 can currently not yet be estimated accurately. Overall, the earnings outlook for 2004 is positive, RHI expects a similarly good operating result as in the previous year.

RHI Quarterly Reports Online: http://www.rhi-ag.com/internet/en/corpsvc/ir/Reports_20-_20Online.html

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI

RHI Group

Income Statement

(in € million)	01.04.2004 - 30.06.2004	01.04.2003 - 30.06.2003	01.01.2004 - 30.06.2004	01.01.2003 - 30.06.2003	Change
Sales revenue	**329.7**	**314.8**	**632.0**	**613.4**	**3.0%**
Change in inventory and other own work capitalized	1.4	1.5	7.1	5.5	29.1%
Other income	13.0	12.4	18.6	24.8	-25.0%
Cost of material and other production services	-147.5	-140.2	-280.6	-272.1	3.1%
Personnel expenses	-85.3	-81.7	-165.2	-163.9	0.8%
Amortization of goodwill	0.0	-0,3	0.0	-0.8	-100.0%
Amortization of other intangible assets and depreciation of property, plant and equipment	-12.6	-12.0	-24.0	-23.9	0.4%
Other expenses	-68.3	-65.9	-132.2	-129.1	2.4%
Operating result (EBIT)	**30.4**	**28.6**	**55.7**	**53.9**	**3.3%**
Financial result	-8.6	-11.1	-18.1	-21.4	-15.4%
Result from associated companies	0.7	0.3	1.4	0.3	366.7%
Net income before income taxes	**22.5**	**17.8**	**39.0**	**32.8**	**18.9%**
Income taxes	-16.8	-6.8	-20.9	-11.8	77.1%
Net income	**5.7**	**11.0**	**18.1**	**21.0**	**-13.8%**
Share of profit allocable to					
RHI AG shareholders	4.0	9.2	15.3	18.2	-15.9%
Minorities	1.7	1.8	2.8	2.8	0.0%
	5.7	11.0	18.1	21.0	-13.8%
in €					
Undiluted earnings per share	0.20	0.46	0.76	0.91	-16.7%
Diluted earnings per share	0.14	0.28	0.47	0.55	-14.1%

Segment reporting

(in € million)	01.04.2004 - 30.06.2004	01.04.2003 - 30.06.2003	01.01.2004 - 30.06.2004	01.01.2003 - 30.06.2003	Change
Sales revenue	**329.7**	**314.8**	**632.0**	**613.4**	**3.0%**
Refractories	281.1	260.1	544.3	516.7	5.3%
Insulating	47.5	42.4	86.8	77.4	12.1%
Other/Consolidation	1.1	12.3	0.9	19.3	n.a.
EBITDA	**43.0**	**40.9**	**79.7**	**78.6**	**1.4%**
Refractories	41.9	38.9	80.2	78.8	1.8%
Insulating	4.9	4.7	7.2	5.9	22.0%
Overhead/other	-3.8	-2.7	-7.7	-6.1	26.2%
EBIT	**30.4**	**28.6**	**55.7**	**53.9**	**3.3%**
Refractories	31.6	29.1	60.7	59.2	2.5%
Insulating	2.7	2.3	2.8	1.1	n.a.
Overhead/other	-3.9	-2.8	-7.8	-6.4	21.9%
EBIT margin	**9.2%**	**9.1%**	**8.8%**	**8.8%**	**0.3%**
Refractories	11.2%	11.2%	11.2%	11.5%	n.a.
Insulating	5.7%	5.4%	3.2%	1.4%	n.a.

RECEIVED
2005 SEP 15 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RHI
CORPORATE NEWS

June 24, 2004

E.ON sells RHI shares as expected

- German based E.ON AG respectively their predecessor VIAG AG held RHI shares of at last below 10% since mid of the nineties, when VIAG sold Didier-Werke AG to RHI.
- E.ON's sale was expected and is thus not surprising to the market and RHI, due to the fact that the RHI stake was non-core for E.ON.
- RHI's free float now increased to above 80% and ensures a high liquidity in RHI shares, member of Vienna Stock Exchange prime index ATX.
- Shareholders with disclosed interests are now August Francois von Finck, Switzerland, with nearly 10%, and Wilhelm Winterstein, Germany, with more than 5%.
- Neither the E.ON sale nor 18 convertible bonds that were announced for conversion into 99.000 new RHI shares effective July 1 had a negative impact on the share price. Effective July 1 the new number of RHI shares amounts to 20.162.039 (+0,49%).
- As expected, only a few convertible bonds were presented for conversion. Both, the share price development and the share price potential are reflected in the fair value of the bonds, which - in addition - offer an attractive interest.
- Since the beginning of 2004 the RHI share price increased some 20% from EUR 15 to EUR 18. In 2003, RHI outperformed the ATX with a share price increase of 105%.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI Group >> Quarterly Report I/2004



Key Figures RHI Group (according to IFRS)

In € million	1st Quarter 2004	1st Quarter 2003	Change in %
Sales revenue	**302.3**	298.6	+1.2
EBITDA	**36.7**	37.7	-2.7
EBITDA margin (in %)	**12.1%**	12.6%	
EBIT	**25.3**	25.3	0.0
EBIT margin (in %)	**8.4%**	8.5%	
Net income before income taxes	**16.5**	15.0	+10.0
Net income	**12.4**	10.0	+24.0
Undiluted earnings per share (in €)	**0.56**	0.45	+24.4
Cash flow from operating activities	**6.0**	11.5	-47.8
Employees	**7,679**	7,825	-1.9

RHI

Business Development RHI Group
Quarterly Report I/2004

The RHI Group reported overall positive sales revenues amounting to € 302.3 million (previous year: € 298.6 million) in the first quarter of 2004. Consolidated sales revenue thus increased despite the sale and deconsolidation of two Waterproofing companies in 2003. Refractories raised its sales revenue by 2.6% worldwide in the first quarter of 2004, adjusted for currency effects by 8.2%. Insulating improved its sales revenue by 12.3%. The concentration on the core refractories business under the RHI Refractories brand and Insulating, with the lead company Heraklith AG, has once again proven to be the right strategy.

RHI again confirmed the positive earnings trends in the first quarter of 2004. EBITDA amounted to € 36.7 million (previous year: € 37.7 million), and EBIT, at € 25.3 million (previous year: € 25.3 million), was at a good level again. The group's EBIT margin reached 8.4% after 8.5% in the first quarter of the previous year. Net income before income taxes rose by 10% to € 16.5 million (previous year: € 15,0 million), and the group's net income by 24% to € 12.4 million (previous year: € 10.0 million). The financial result, which continued to improve due to the continuous debt reduction, contributed to this improvement. Undiluted earnings per share rose by 24% to € 0.56 as compared to the previous year.

Cash flow from operating activities, at € 6.0 million (previous year: € 11.5 million), was below the level of the previous year in the reporting period. The decline is attributable to a temporary increase in working capital in both of RHI's divisions. At RHI Refractories, increases in accounts receivable from customers and in raw material accounted for the additional need for working capital in the first quarter of 2004. At Heraklith, the level of tied-up working capital is seasonally higher, and accounts receivable grew due to higher sales revenue. Financial liabilities in the RHI Group were reduced by € 9.0 million in the first quarter of 2004 and amounted to € 287.6 million at March 31, 2004, thus continuing the ongoing debt amortization.

RHI and several RHI affiliates have entered into settlement agreements with the previous owners of certain former affiliated US companies and the companies themselves, which have been operating under Chapter 11 of the US Bankruptcy Code since the beginning of April 2002. These settlement agreements, which were filed with the competent Bankruptcy Court in Pittsburgh, represent important steps to resolve open issues and legal disputes, among other things related to the acquisition of Global Industrial Technologies, Inc. ("GIT") in the year 1999 and the related Chapter 11 proceedings. All agreements reached are subject to the approval by the court in Pittsburgh.

The agreements include the following central issues: RHI and DII Industries ("DII") have agreed to settle their legal disputes about an agreement made in the year 2002 regarding further payments in the context of the Chapter 11 proceedings of Harbison-Walker. In December 2003, DII initiated voluntary Chapter 11 proceedings in accordance with the US Bankruptcy Code and presented a plan of reorganization, which, among other things, provided for the establishment of trust funds for asbestos and silica-based claims against Harbison-Walker and permanent channeling injunctions in accordance with Sections 524(g) and/or 105 of the US Bankruptcy Code with respect to such claims. If the settlement agreement is approved, the DII plan of reorganization will be amended to provide, among other things, that RHI AG and its affiliates will be beneficiaries of the channeling injunctions contemplated by the DII plan of reorganization. If the Bankruptcy Court approves the agreement, DII will pay USD 10 million to RHI Refractories Holding and, on behalf of the RHI companies, USD 1 million to the asbestos and silica trusts.

RHI, several RHI affiliates and various US companies operating under Chapter 11, including North American Refractories Company (NARCO) and GIT, also have reached agreements to settle all mutual prepetition claims, including those arising from receivables, payables, bank guarantees, liabilities and tax issues arising out of the debtors' affiliation with RHI. If the settlement agreements are approved, the plans of reorganization of the US companies will be amended to provide, among other things, that RHI AG and its affiliates will be beneficiaries of the channeling injunctions of the plans of reorganization. The agreements regulate the handling of bank guarantees and liabilities as well as RHI's relinquishment of prepetition operating receivables from the US debtor companies and the relinquishment of all shares in the US debtor companies in the course of the Chapter 11 proceedings. As RHI wrote down all accounts receivable and book values of investments affected in the financial statements of 2001, no burdens on the results will arise from these agreements for RHI. A condition to the settlement agreement is a USD 60 million payment by Honeywell International Inc. to RHI Refractories Holding under a prior contract related to NARCO's Chapter 11 filing.

If the court gives its approval, RHI and its companies will receive protection with respect to all asbestos claims against the debtor companies in the USA on the basis of the settlement agreements reached now. In addition, litigation issues with Halliburton will be resolved and further uncertainties arising from risks and payment agreements

related to the Chapter 11 proceedings can be eliminated. The implementation of all settlement agreements can be effected as soon as the court in Pittsburgh gives its approval to the settlement agreements and to the debtors' reorganization plans within the Chapter 11 proceedings. From today's perspective, this should be possible in the year 2004.

RHI Refractories

in € million	**Ist Quarter 2004**	2003
Sales revenue	**263.2**	256.6
EBITDA	**38.3**	39.9
EBITDA margin	**14.6%**	15.5%
EBIT	**29.1**	30.1
EBIT margin	**11.1%**	11,7%
Employees	**5,821**	5,767

The core business **RHI Refractories** contributed € 263.2 million (previous year: € 256.6 million) to consolidated sales revenue in the first quarter of 2004, a year-on-year increase by 2.6%, or adjusted for currency effects by 8.2%. Refractories sales volume grew 10.0% to more than 410,000 tons in the reporting period.

In the business unit *Steel & Flow Control*, business in Europe developed positively due to the continuing good capacity utilization in the steel industry in Eastern and Western Europe at the beginning of 2004, the level of the previous year was exceeded. In the *Asia/Pacific* region the momentum was carried over from 2003, and RHI expanded business again by increasing market shares in China and India. In *Central* and *South America* sales revenue of the previous year was also exceeded while business volume in the region *Canada/USA* fell slightly short of the level of the previous year due to currency effects. The globally operating business units *Glass* and *Cement & Lime* once again improved the good sales level of the previous year in the first quarter of 2004. Sales revenue of the Business Units *Nonferrous Metals* and *Environment, Energy, Chemicals* were in 2004 still below the comparative figures of the previous year due to project reasons.

Overall, RHI Refractories reported global sales revenues in the amount € 263.2 million in the first quarter of 2004 and EBIT of € 29.1 million (previous year: € 30.1 million), which corresponds to an EBIT margin of 11.1%. In the reporting period, price increases were initiated worldwide in order to compensate the significant increase in raw material and freight costs.

Heraklith

in € million	**Ist Quarter 2004**	2003
Sales revenue	**39.3**	35.0
EBITDA	**2.3**	1.2
EBITDA margin	**5.9%**	3.4%
EBIT	**0,1**	-1.2
EBIT margin	**0.3%**	-3.4%
Employees	**1,707**	1,700

Heraklith (Insulating) recorded sales revenues of € 39.3 million in the first quarter of 2004, (previous year: € 35.0 million), up 12.3% on the same period of the previous year. Business in the high-growth markets of Central and Eastern Europe developed very well. Despite the persisting weak construction industry sales revenue also increased in the core markets of Western Europe due to the successful organizational realignment of Heraklith and the related improvement in developing the market.

The restructuring measures in sales and overhead structures concluded in 2003 are fully taking effect on the cost side. Optimizations made on the production side are also about to be finalized and already had an effect on the result in the first quarter.

Despite the seasonal business development customary in the industry, Heraklith reported a positive EBIT of € 0.1 million (previous year: € -1.2 million) in the first quarter for the first time in years.

Outlook

The level of incoming orders remains good worldwide. The earnings outlook for the RHI Group is overall positive provided that the global economy is not subjected to renewed recessionary or exchange rate pressures.

RHI will meet the targets of the capital restructuring again this year and will continue to spur on the group's positive development with targeted investments.

Dr. H. Draxler

Dr. A. Meier

Dr. E. Zehetner

RHI Group
Quarterly Report I/2004

Balance Sheet

ASSETS	**31.03.2004** in € million	31.12.2003 in € million
Non-current assets		
Property, plant and equipment	455.3	453.8
Goodwill	17.4	17.3
Other intangible assets	7.9	7.9
Investments in associated companies	35.4	37.2
Financial assets	31.4	31.4
Long-term receivables	5.6	5.6
Deferred tax assets	60.6	60.3
	613.6	**613.5**
Non-current assets		
Inventories	231.7	223.6
Trade and other current receivables	307.9	275.8
Current portion of long-term receivables	3.9	4.7
Receivables from income taxes	14.2	16.8
Securities and investments	5.7	5.2
Cash and cash equivalents	20.7	31.1
	584.1	**557.2**
	1,197.7	**1,170.7**

EQUITY AND LIABILITIES		
Equity capital, allocable to RHI AG shareholders		
Common stock	145.8	145.7
Group reserves	-584.9	-602.0
	-439.1	-456.3
Minority interests	35.0	33.6
	-404.1	**-422.7**
Long-term debt		
Subordinated liabilities payable to financial institutions	400.0	400.0
Subordinated convertible bonds	130.2	130.0
Subordinated debt	530.2	530.0
Other long-term financial liabilities	230.4	227.3
Deferred tax liabilities	30.4	29.1
Provisions for personnel expenses	319.0	319.2
Other long-term provisions	2.5	2.5
Other long-term liabilities	57.2	57.4
	639.5	**635.5**
	1,169.7	**1,165.5**
Current liabilities		
Trade and other current payables	282.6	266.2
Current financial liabilities	57.2	69.3
Liabilities from income tax	17.0	20.1
Current provisions	75.3	72.3
	432.1	**427.9**
	1,197.7	**1,170.7**

RHI Group
Quarterly Report I/2004

Income Statement

	1st Quarter 2004 in € million	1st Quarter 2003 in € million
Sales revenue	302.3	298.6
Change in inventory and other own work capitalized	5.7	4.0
Other income	5.6	12.4
Cost of material and other production services	-133.1	-131.9
Personnel expenses	-79.9	-82.2
Amortization of goodwill	0.0	-0.5
Amortization of other intangible assets and depreciation of property, plant and equipment	-11.4	-11.9
Other expenses	-63.9	-63.2
Operating result (EBIT)	**25.3**	**25.3**
Financial result	-9.5	-10.3
Result from associated companies	0.7	0.0
Net income before income taxes	**16.5**	**15.0**
Income taxes	-4.1	-5.0
Net income	**12.4**	**10.0**
Share of profit allocable to		
RHI AG shareholders	11.3	9.0
Minorities	1.1	1.0
	12.4	10.0

in €		
Undiluted earnings per share	0.56	0.45
Diluted earnings per share	0.33	0.27

Cash Flow Statement

in € million	**2004**	2003
Cash and cash equivalents at 1.1.	**31.1**	**45.8**
Cash flow from operating activities	6.0	11.5
Cash flow from investing activities	-5.9	-4.0
Cash flow from financing activities	-10.5	-9.5
Change in cash and cash equivalents	-10.4	-2.0
Cash and cash equivalents at 31.3.	**20.7**	**43.8**

Statement of Changes in Equity

in € million	**2004**	2003
Equity at 1.1.	**-422.7**	**-466.2**
Net income	12.4	10.0
Differences from foreign currency translations	5.9	-4.8
Dividend payments	0.0	0.0
Other changes not affecting result	0.3	-4.5
Equity at 31.3.	**-404.1**	**-465.5**

RHI Share
Quarterly Report I/2004

Key Figures

in €	1st Quarter 2004	1st Quarter 2003
Low	15.55	7.44
High	19.50	9.15
Share price at March 31	17.64	8.21
Market capitalization (in € million)	353.72	163.50

Financial calendar for 2004

Annual General Meeting	May 27, 2004
Half-year results	August 3, 2004
Results Q3	November 3, 2004

Performance of the RHI share 4/2003 – 3/2004



20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
EUR
RHI
ATX relative
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04

The shares of RHI AG are traded on the Vienna Stock Exchange. At the Vienna Stock Exchange, RHI is represented in the Prime Market and the Austrian Traded Index ATX, the lead index and most important trading segment of the Austrian capital market.

At 01.04.2004, 20,063,039 common shares of no par value with voting rights of RHI AG were admitted to trading.

ISIN

RHI Share: AT0000676903

Convertible bond
tranche A: AT0000443049

Convertible bond
tranche B: AT0000443056

Information on RHI

Investor Relations
Markus Richter
Tel: +43/ 0 / 50213-6123
Fax: +43/ 0 / 50213-6130
E-Mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

RHI

RHI

AD HOC

May 6, 2004

RHI starts 2004 with good results

The RHI Group reported overall positive sales revenues amounting to EUR 302.3 million (previous year: EUR 298.6 million) in the first quarter of 2004. Consolidated sales revenue thus increased despite the sale and deconsolidation of two Waterproofing companies in 2003. Refractories raised its sales revenue by 2.6% worldwide in the first quarter of 2004, adjusted for currency effects by 8.2%. Insulating improved its sales revenue by 12.3%. The concentration on the core refractories business under the RHI Refractories brand and Insulating, with the lead company Heraklith AG, has once again proven to be the right strategy.

RHI again confirmed the positive earnings trends in the first quarter of 2004. EBITDA amounted to EUR 36.7 million (previous year: EUR 37.7 million), and EBIT, at EUR 25.3 million (previous year: EUR 25,3 million), was at a good level again. The group's EBIT margin reached 8.4% after 8.5% in the first quarter of the previous year. Net income before income taxes rose by 10% to EUR 16.5 million (previous year: € 15,0 million), and the group's net income by 24% to EUR 12.4 million (previous year: EUR 10.0 million). The financial result, which continued to improve due to the continuous debt reduction, contributed to this improvement. Undiluted earnings per share rose by 24% to EUR 0.56 as compared to the previous year. Financial liabilities in the RHI Group were reduced by EUR 9.0 million in the first quarter of 2004 and amounted to EUR 287.6 million at March 31, 2004, thus continuing the ongoing debt amortization.

The core business RHI Refractories contributed EUR 263.2 million (previous year: EUR 256.6 million) to consolidated sales revenue in the first quarter of 2004, a year-on-year increase by 2.6%, or adjusted for currency effects by 8.2%. Refractories sales volume grew 10.0% to more than 410.000 tons in the reporting period. An EBIT of EUR 29.1 million was achieved (previous year: € 30.1 million), which corresponds to an EBIT margin of 11.1%. Price increases were initiated worldwide by RHI Refractories in order to compensate the significant increase in raw material and freight costs.

Heraklith (Insulating) recorded sales revenues of EUR 39.3 million in the first quarter of 2004, (previous year: EUR 35.0 million), up 12.3% on the same period of the previous year. Business in the high-growth markets of Central and Eastern Europe developed very well. Despite the seasonal business development customary in the industry, Heraklith reported a positive EBIT of EUR 0.1 million (previous year: EUR -1.2 million) in the first quarter for the first time in years. The restructuring measures in sales and overhead structures are fully taking effect on the cost side. Optimizations made on the production side are also about to be finalized and already had an effect on the result in the first quarter.

The level of incoming orders remains good worldwide. The earnings outlook for the RHI Group is overall positive provided that the global economy is not subjected to renewed recessionary or exchange rate pressures. RHI will meet the targets of the capital restructuring again this year and will continue to spur on the group's positive development with targeted investments.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI Group

Income Statement

(in € million)	01.01.2004 - 31.03.2004	01.01.2003 - 31.03.2003	Change in %
Sales revenue	**302.3**	**298.6**	**1.2%**
Change in inventory and other own work capitalized	5.7	4.0	42.5%
Other income	5.6	12.4	-54.8%
Cost of material and other production services	-133.1	-131.9	0.9%
Personnel expenses	-79.9	-82.2	-2.8%
Amortization of goodwill	0.0	-0.5	
Amortization of other intangible assets and depreciation of property, plant and equipment	-11.4	-11.9	-4.2%
Other expenses	-63.9	-63.2	1.1%
Operating result (EBIT)	**25.3**	**25.3**	**0.0%**
Financial result	-9.5	-10.3	-7.8%
Result from associated companies	0.7	0.0	
Net income before income taxes	**16.5**	**15.0**	**10.0%**
Income taxes	-4.1	-5.0	-18.0%
Net income	**12.4**	**10.0**	**24.0%**
Share of profit allocable to			
RHI AG shareholders	11.3	9.0	25.6%
Minorities	1.1	1.0	10.0%
	12.4	10.0	24.0%
in €			
Undiluted earnings per share	0.56	0.45	24.7%
Diluted earnings per share	0.33	0.27	21.1%

Segment reporting

(in € million)	01.01.2004 - 31.03.2004	01.01.2003 - 31.03.2003	Change in %
Sales revenue	**302.3**	**298.6**	**1.2%**
Refractories	263.2	256.6	2.6%
Insulating	39.3	35.0	12.3%
Other/Consolidation	-0.2	7.0	
EBITDA	**36.7**	**37.7**	**-2.7%**
Refractories	38.3	39.9	-4.0%
Insulating	2.3	1.2	91.7%
Overhead/other	-3.9	-3.4	
EBIT	**25.3**	**25.3**	**0.0%**
Refractories	29.1	30.1	-3.3%
Insulating	0.1	-1.2	n.a.
Overhead/other	-3.9	-3.6	
EBIT margin	**8.4%**	**8.5%**	**-1.2%**
Refractories	11.1%	11.7%	-5.1%
Insulating	0.3%	-3.4%	n.a.

RHI

Corporate News

April 22, 2004

Good RHI results 2003 confirmed: earnings increase by 55%

The RHI Supervisory Board approved the financial statements 2003 of RHI AG and the consolidated financial statements 2003 at its meeting on April 21, 2004. The group's preliminary results 2003, which were published on March 23, 2004 have thus been confirmed.

In 2003, RHI reported net income after minorities in the amount of EUR 72.9 million (2002: EUR 46.9 million), an improvement by 55.4%. The undiluted earnings per share amounted to EUR 3.65 (2002: EUR 2.35). RHI is presenting the results for 2003 according to IFRS for the first time; the figures for 2002 were also converted to IFRS.

The net income of RHI AG, according to HGB (Austrian Commercial Code), amounted to EUR 35.9 million in 2003 (2002: EUR 35.1 million), the accumulated profit 2003, including profit carried forward from the previous year, amounts to EUR 71.1 million. Due to the high net loss for the year 2001 and the still negative equity of the RHI Group, no dividend will be proposed for 2003 at the Annual General Meeting of RHI AG on May 27, 2004 despite the positive earnings situation.

After the comprehensive capital restructuring 2002, the primary objective is to improve equity in the RHI Group, which is still negative according to IFRS. Equity attributable to the shareholders of RHI AG improved by EUR 43.5 million to EUR -422.7 million in the financial year 2003. Based on the contractual agreements with the banks from the capital restructuring, the financing and liquidity situation for RHI's global activities has been secured in the long term. RHI is therefore in a position to continue to actively expand its position as the world market and technology leader in the refractories business.

The RHI Annual Report 2003 is available in German language on RHI's website under www.rhi-ag.com at the address
http://www.rhi-ag.com/internet/de/corpsvc/ir/Geschaeftsberichte.html
for downloading, and also as an online report for the first time at the address
http://www.rhi-ag.com/internet/de/corpsvc/ir/Berichte_20_2F_20Online.html.
The English print and online version will be available end of April.

With the results for 2003, RHI confirms its sustainable return to the profit zone. EBIT rose by 3.7% to EUR 122.0 million (2002: EUR 117.6 million), the EBIT margin thus amounts to 9.9% (2002: 8.7%). The financial result improved by 35.1% to EUR -30.2 million (2002: EUR -46.5 million). Income taxes were reduced by 26.6% and amounted to EUR -18.8 million (2002: EUR -25.6 million).

RHI substantially reduced interest-bearing liabilities to banks again in 2003; the reduction of debt by EUR 74 million to EUR 297 million means that the company is 1.5 years ahead of the restructuring plan.

RHI reported consolidated sales revenues of EUR 1,232.6 million in 2003 (2002: EUR 1,358.0 million); the decline by 9% is primarily due to the sale of the divisions Engineering in mid-2002 and Waterproofing in 2003. The RHI Group's concentration on the core business Refractories and the Insulating division has thus been largely completed.

EUR 1,033.6 million (2002: EUR 1,068.1 million) of consolidated sales revenue, i.e. nearly 85%, were accounted for by Refractories under the RHI Refractories brand. The decline in sales revenue on the previous year is exclusively attributable to the significantly changed relation of Euro and US dollar in 2003. Sales volume increased by 2.6%, and adjusted for foreign currency effects, sales revenue also rose by 2.4% to EUR 1,093.6 million. RHI's core business generated EBIT of EUR 115.9 million in 2003 (2002: EUR 98.9 million) and another improved EBIT margin of 11.2%.

Insulating, under the lead company Heraklith AG, reported sales revenues of EUR 166.9 million (2002: EUR 168.8 million). Portfolio adjustments in the weak markets of Germany and Austria were nearly compensated by good growth in Eastern Europe and other export markets. As a result of cost cuts and the success of the new product line Heradesign, EBIT rose by 69% to EUR 7.1 million (2002: EUR 4.2 million); the EBIT margin amounted to 4.3%.

The earnings outlook for the RHI Group for 2004 is overall positive, provided the world economy is not subjected to renewed recessionary or exchange rate pressures. RHI will fulfill its capital restructuring objectives in the coming year and will continue to spur on the group's positive development with targeted investments. The order situation in the RHI Group remains good worldwide in the year 2004.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI

Key figures RHI Group
Results 2003

	Q4 2003	Q4 2002	2003 IFRS	2002 IFRS	Change	2002 ÖHGB
Sales revenue	**311.9**	**369.1**	**1,232.6**	**1,358.0**	**-9.2%**	**1,351.9**
Refractories	262.2	257.7	1,033.6	1,068.1	-3.2%	1,067.2
Insulating	43.0	43.5	166.9	168.8	-1.1%	164.4
Engineering				72.8		72.8
Other	7.6	57.2	35.8	57.2		55.9
Consolidation	-0.9	-1.3	-3.7	-8.9		-8.4
EBITDA	**54.7**	**68.8**	**174.7**	**188.8**	**-7.5%**	**143.4**
Refractories	42.7	36.5	159.0	152.7	4.1%	143.2
Insulating	4.7	3.5	16.1	17.6	-8.5%	15.8
Engineering				1.0		1.0
Overhead/other	7.3	28.8	-0.4	17.5		-16.6
Operating result (EBIT)	**38.9**	**37.6**	**122.0**	**117.6**	**3.7%**	**85.2**
Refractories	28.9	14.2	115.9	98.9	17.2%	98.8
Insulating	2.9	0.5	7.1	4.2	69.0%	4.1
Engineering				0.0		0.0
Overhead/other	7.1	22.9	-1.0	14.5		-17.7
EBIT margin in %	**12.5%**	**10.2%**	**9.9%**	**8.7%**		**6.3%**
Refractories	11.0%	5.3%	11.2%	9.3%		9.3%
Insulating	6.7%	1.1%	4.3%	2.5%		2.5%
Financial results			**-30.2**	**-46.5**	**-35.1%**	**-23.0**
Interest result (bank, etc.)			-23.3	-27.6	-15.6%	
Interest result (provision for pensions)			-17.3	-17.7	-2.3%	
Investment result / other			10.4	-1.2		
Result from associated companies			**4.5**	**4.1**	**9.8%**	
Profit from ordinary activities (2002 / ÖHGB:			**96.3**	**75.2**	**28.1%**	**62.2**
(2002 / ÖHGB: Extraordinary result)						19.9
Income taxes			**-18.8**	**-25.6**	**-26.6%**	-12.7
Net profit (2002 / ÖHGB: net income for the year)			**77.5**	**49.6**	**56.3%**	**69.4**
Minority interest			-4.6	-2.7	70.4%	-3.5
Profit attributable to the shareholders of RHI AG			**72.9**	**46.9**	**55.4%**	**65.9**
Undiluted earnings per share (in EUR)			**3.65**	**2.35**	**55.3%**	**3.31**
Diluted earnings per share (in EUR)			2.04	1.36	50.0%	
Interest-bearing bank liabilities (at 31.12.) gross			**296.6**	**370.8**	**-20.0%**	
Cash and cash equivalents			31.1	45.7	-31.9%	
Interest-bearing bank liabilities (at 31.12.) net			**265.5**	**325.1**	**-18,3%**	
Cash Flow from operating activities			**100.2**	**108.4**	**-7.6%**	
Cash Flow from investing activities			**-26.6**	**-36.1**	**-26.3%**	
Change in equity not affecting revenue			0.0	1.0	-100.0%	
Free Cash Flow			**73.6**	**73.3**	**0.4%**	
Employees (Annual average)			**7,836**	**8,478**	**-7.6%**	
Refractories			5,764	5,823	-1.0%	
Insulating			1,712	1,775	-3.5%	
Other			360	880	-59.1%	

April 13, 2004

RHI reaches important settlement agreements regarding US Chapter 11 proceedings

RHI and several RHI affiliates have entered into settlement agreements with the previous owners of certain former affiliated US companies and the companies themselves, which have been operating under Chapter 11 of the US Bankruptcy Code since the beginning of 2002. These settlement agreements, which were filed with the competent Bankruptcy Court in Pittsburgh, represent important steps to resolve open issues and legal disputes, among other things related to the acquisition of Global Industrial Technologies, Inc. ("GIT") in the year 1999 and the related Chapter 11 proceedings. All agreements reached are subject to the approval by the court in Pittsburgh.

The agreements include the following central issues:

RHI and DII Industries ("DII") have agreed to settle their legal disputes about an agreement made in the year 2002 regarding further payments in the context of the Chapter 11 proceedings of Harbison-Walker. In December 2003, DII initiated voluntary Chapter 11 proceedings in accordance with the US Bankruptcy Code and presented a plan of reorganization, which, among other things, provided for the establishment of trust funds for asbestos and silica-based claims against Harbison-Walker and permanent channeling injunctions in accordance with Sections 524(g) and/or 105 of the US Bankruptcy Code with respect to such claims. If the settlement agreement is approved, the DII plan of reorganization will be amended to provide, among other things, that RHI AG and its affiliates will be beneficiaries of the channeling injunctions contemplated by the DII plan of reorganization. If the Bankruptcy Court approves the agreement, DII will pay USD 10.0 million to RHI Refractories Holding and, on behalf of the RHI companies, USD 1.0 million to the asbestos and silica trusts.

RHI, several RHI affiliates and various US companies operating under Chapter 11, including North American Refractories Company (NARCO) and GIT, also have reached agreements to settle all mutual prepetition claims, including those arising from receivables, payables, bank guarantees, liabilities and tax issues arising out of the debtors' affiliation with RHI. If the settlement agreements are approved, the plans of reorganization of the US companies will be amended to provide, among other things, that RHI AG and its affiliates will be beneficiaries of the channeling injunctions of the plans of reorganization. The agreements regulate the handling of bank guarantees and liabilities as well as RHI's relinquishment of prepetition

operating receivables from the US debtor companies and the relinquishment of all shares in the US debtor companies in the course of the Chapter 11 proceedings. As RHI wrote down all accounts receivable and book values of investments affected in the financial statements of 2001, no burdens on the results will arise from these agreements for RHI. A condition to the settlement agreement is a USD 60 million payment by Honeywell International Inc. to RHI Refractories Holding under a prior contract related to NARCO's Chapter 11 filing.

If the court gives its approval, RHI and its companies will receive protection with respect to all asbestos claims against the debtor companies in the USA on the basis of the settlement agreements reached now. In addition, litigation issues with Halliburton will be resolved and further uncertainties arising from risks and payment agreements related to the Chapter 11 proceedings can be eliminated. The implementation of all settlement agreements can be effected as soon as the court in Pittsburgh gives its approval to the settlement agreements and to the debtors' reorganization plans within the Chapter 11 proceedings. From today's perspective, this should be possible in the year 2004.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / markus.richter@rhi-ag.com

RHI

AD HOC

March 23, 2004

Preliminary results RHI Group: earnings increase by 55%

In the financial year 2003, RHI reported net income after minorities in the amount of EUR 72.9 million (2002: EUR 46.9 million), an improvement by 55.4%. The undiluted earnings per share amounted to EUR 3.65 (2002: EUR 2.35). RHI is presenting the results for 2003 according to IFRS for the first time; the figures for 2002 were also converted to IFRS.

The improvement in the results of 2003 is essentially due to three effects: EBIT rose by 3.7% to EUR 122.0 million (2002: EUR 117.6 million), the EBIT margin thus amounts to 9.9% (2002: 8.7%). The financial result improved by 35.1% to EUR -30.2 million (2002: EUR -46.5 million). Income taxes were reduced by 26.6% and amounted to EUR -18.8 million (2002: EUR -25.6 million). RHI thus confirms its sustainable return to the profit zone. At the same time, RHI substantially reduced interest-bearing liabilities to banks again in 2003; the reduction of debt by EUR 74 million to EUR 297 million means that the company is 1.5 years ahead of the restructuring plan.

RHI reported consolidated sales revenues of EUR 1,232.6 million in 2003 (2002: EUR 1,358.0 million); the decline by 9% is primarily due to the sale of the divisions Engineering in mid-2002 and Waterproofing in 2003. The RHI Group's concentration on the core business Refractories and the Insulating division has thus been largely completed.

EUR 1,033.6 million (2002: EUR 1,068.1 million) of consolidated sales revenue, i.e. nearly 85%, were accounted for by Refractories. The decline in sales revenue on the previous year is attributable to the significantly changed relation of Euro and US dollar. Sales volume increased by 2.6%, and adjusted for foreign currency translation, sales revenue also rose by 2.4% to EUR 1,093.6 million. RHI's core business generated EBIT of EUR 115.9 million in 2003 (2002: EUR 98.9 million) and another improved EBIT margin of 11.2%.
Insulating reported sales revenues of EUR 166.9 million (2002: EUR 168.8 million). Portfolio adjustments in the weak markets of Germany and Austria were nearly compensated by good growth in Eastern Europe and other export markets. As a result of cost cuts and the success of the new product line Heradesign, EBIT rose by 69% to EUR 7.1 million (2002: EUR 4.2 million); the EBIT margin amounted to 4.3%.

The level of incoming orders in the RHI Group in 2004 remains good worldwide.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI

Key figures RHI Group
Preliminary results 2003

	Q4 2003	Q4 2002	2003 IFRS	2002 IFRS	Change	2002 ÖHGB
Sales revenue	**311.9**	**369.1**	**1,232.6**	**1,358.0**	**-9.2%**	**1,351.9**
Refractories	262.2	267.7	1,033.6	1,068.1	-3.2%	1,067.2
Insulating	43.0	43.5	166.9	168.8	-1.1%	164.4
Engineering				72.8		72.8
Other	7.6	57.2	35.8	57.2		55.9
Consolidation	-0.9	-1.3	-3.7	-8.9		-8.4
EBITDA	**54.7**	**68.8**	**174.7**	**188.8**	**-7.5%**	**143.4**
Refractories	42.7	36.5	159.0	152.7	4.1%	143.2
Insulating	4.7	3.5	16.1	17.6	-8.5%	15.8
Engineering				1.0		1.0
Overhead/other	7.3	28.8	-0.4	17.5		-16.6
Operating result (EBIT)	**38.9**	**37.6**	**122.0**	**117.6**	**3.7%**	**85.2**
Refractories	28.9	14.2	115.9	98.9	17.2%	98.8
Insulating	2.9	0.5	7.1	4.2	69.0%	4.1
Engineering				0.0		0.0
Overhead/other	7.1	22.9	-1.0	14.5		-17.7
EBIT margin in %	**12.5%**	**10.2%**	**9.9%**	**8.7%**		**6.3%**
Refractories	11.0%	5.3%	11.2%	9.3%		9.3%
Insulating	6.7%	1.1%	4.3%	2.5%		2.5%
Financial results			**-30.2**	**-46.5**	**-35.1%**	**-23.0**
Interest result (bank, etc.)			-23.3	-27.6	-15.6%	
Interest result (provision for pensions)			-17.3	-17.7	-2.3%	
Investment result / other			10.4	-1.2		
Result from associated companies			**4.5**	**4.1**	**9.8%**	
Profit from ordinary activities (2002 / ÖHGB:			**96.3**	**75.2**	**28.1%**	**62.2**
(2002 / ÖHGB: Extraordinary result)						19.9
Income taxes			**-18.8**	**-25.6**	**-26.6%**	-12.7
Net profit (2002 / ÖHGB: net income for the year)			**77.5**	**49.6**	**56.3%**	**69.4**
Minority interest			-4.6	-2.7	70.4%	-3.5
Profit attributable to the shareholders of RHI AG			**72.9**	**46.9**	**55.4%**	**65.9**
Undiluted earnings per share (in EUR)			**3.65**	**2.35**	**55.3%**	**3.31**
Diluted earnings per share (in EUR)			2.04	1.36	50.0%	
Interest-bearing bank liabilities (at 31.12.)			**296.6**	**370.8**	**-20.0%**	
Employees (Annual average)			**7,836**	**8,478**	**-7.6%**	
Refractories			5,764	5,823	-1.0%	
Insulating			1,712	1,775	-3.5%	
Other			360	880	-59.1%	